DIAGEO

Diageo delivers resilient performance with improved market share in the second half of the fiscal year, despite volatile operating environment

- Reported net sales of $20.3 billion declined 1.4% due to an unfavourable foreign exchange impact and organic net sales decline, partially offset by hyperinflation adjustments. Reported operating profit grew 8.2% and reported operating profit margin grew 262bps, primarily due to the positive impact of exceptional operating items partially offset by a decline in organic operating margin.
- Organic net sales declined $129 million or 0.6%, positive price/mix of 2.9pps was more than offset by a 3.5% volume decline, primarily driven by a 21.1% decline in our Latin America and Caribbean region (LAC). Organic operating profit declined by $304 million or 4.8%, of which $302 million was attributable to LAC; organic operating margin contracted 130bps.
  Excluding the impact of LAC:
  - Organic net sales grew $330 million or 1.8%, driven by price/mix of 3.9pps, partially offset by a 2.1% volume decline. A decrease in organic net sales in North America of 2.5% was more than offset by growth in Africa, Asia Pacific and Europe. Organic operating profit declined 0.1%, and organic operating margin contracted 56bps.
- Diageo grew or held total market share in over 75%[1] of total net sales in measured markets, including in the US.
- Net cash flow from operating activities increased by $0.5 billion to $4.1 billion. Free cash flow increased by $0.4 billion to $2.6 billion.
- Increased recommended full year dividend by 5% to 103.48 cents per share.
- Completed $1.0 billion return of capital programme announced on 1 August 2023 through share buybacks.
- Leverage ratio of 3.0x as at 30 June 2024, Diageo remains committed to its target leverage ratio of 2.5x - 3.0x.

Debra Crew, Chief Executive, said:

While fiscal 24 was a challenging year for both our industry and Diageo with continued macroeconomic and geopolitical volatility, we focused on taking the actions needed to ensure Diageo is well-positioned for growth as the consumer environment improves.

Fiscal 24 was impacted by materially weaker performance in LAC. Excluding LAC, organic net sales grew 1.8%, driven by resilient growth in our Africa, Asia Pacific and Europe regions. This offset the decline in North America, which was attributable to a cautious consumer environment and the impact of lapping inventory replenishment in the prior year.

In fiscal 24 we made good progress against our strategic priorities. We ended fiscal 24 gaining or holding share in measured markets totalling over 75% of our net sales value, including in the US. We have taken actions to manage the inventory issues in LAC; we have strengthened our consumer insights and redeployed resources towards the best growth opportunities; we have stepped up our route-to-market across several markets, including our most significant transformation in at least a decade in our US Spirits organisation; we have delivered record productivity savings of nearly $700 million; and we have generated $2.6 billion in free cash flow while increasing strategic investments. We are confident that when the consumer environment improves, the actions we are taking will return us to growth.

Diageo is a resilient business, benefitting from its global reach and unrivalled brand portfolio. With iconic brands that have been enjoyed for decades, Diageo takes a long-term view, and will continue to invest in our brands, people and diversified footprint to deliver sustainable long-term growth and generate shareholder value.

Volume (equivalent units)			**Operating profit**			**Earnings per share (eps)**		
EU230.5m			**$6,001m**			**173.2c**		
(F23: EU243.4m)			(F23[3]: $5,547m)			(F23[3]: 196.3c)		
Reported movement		(5)% ↓	Reported movement		8 % ↑	Reported movement		(12)% ↓
Organic movement[2]		(4)% ↓	Organic movement[2]		(5)% ↓	Eps before exceptional items[2]		(9)% ↓
Net sales			**Net cash from operating activities**			**Total recommended full year dividend per share** [4]		
$20,269m			**$4,105m**			**103.48c**		
(F23[3]: $20,555m)			(F23[3]: $3,636m)			(F23[3]: 98.55c)		
Reported movement		(1)% ↓	F24 free cash flow[2] $2,609m			Increase		5 % ↑
Organic movement[3]		(1)% ↓	F23 free cash flow[2],[3] $2,235m					

(1) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value in fiscal 24.
(2) See pages 42-43 for an explanation and reconciliation of non-GAAP measures.
(3) See pages 29-30 for an explanation under Basis of preparation.
(4) Includes recommended final dividend of 62.98 cents.
See pages 42-43 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptionals, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the year ended 30 June 2024 compared to the year ended 30 June 2023.

Key financial information

For the year ended 30 June 2024
Summary financial information

		2024	2023 re-presented[1]	Organic growth %	Reported growth %
Volume	EUm	**230.5**	243.4	(4)	(5)
Net sales	$ million	**20,269**	20,555	(1)	(1)
Marketing	$ million	**3,691**	3,663	—	1
Operating profit before exceptional items	$ million	**5,945**	6,313	(5)	(6)
Exceptional operating items[2]	$ million	**56**	(766)		
Operating profit	$ million	**6,001**	5,547		8
Share of after tax results of associates and joint ventures	$ million	**414**	443		(7)
Non-operating exceptional items[2]	$ million	**(70)**	364		
Net finance charges	$ million	**(885)**	(712)		
Exceptional taxation (charge)/credit[2]	$ million	**(24)**	226		
Tax rate including exceptional items	%	**23.7**	20.6		15
Tax rate before exceptional items	%	**23.2**	23.0		1
Profit attributable to parent company's shareholders	$ million	**3,870**	4,445		(13)
Basic earnings per share	cents	**173.2**	196.3		(12)
Basic earnings per share before exceptional items	cents	**179.6**	196.5		(9)
Recommended full year dividend	cents	**103.48**	98.55		5

(1)   See pages 29-30 for an explanation under Basis of preparation.
(2)   For further details on exceptional items see pages 20-21 and 32-33.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit	
	%	EUm	%	$ million	%	$ million	%	$ million	%	$ million
North America	(4)	(2.3)	(2)	(201)	—	(4)	—	14	(2)	(65)
Europe	—	—	12	501	14	108	5	67	(3)	(43)
Asia Pacific	(7)	(5.9)	(1)	(24)	(1)	(4)	(4)	(41)	175	915
Latin America and Caribbean	(16)	(4.1)	(15)	(320)	(14)	(49)	(36)	(281)	(36)	(281)
Africa	(2)	(0.6)	(13)	(261)	(13)	(30)	(55)	(158)	(44)	(103)
Corporate	—	—	18	19	32	7	8	31	8	31
Diageo	**(5)**	**(12.9)**	**(1)**	**(286)**	**1**	**28**	**(6)**	**(368)**	**8**	**454**

Organic growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items	
	%	EUm	%	$ million	%	$ million	%	$ million
North America	(4)	(2.3)	(3)	(206)	(1)	(10)	(5)	(142)
Europe	(1)	(0.6)	3	124	4	34	(1)	(15)
Asia Pacific	1	0.6	4	164	2	16	6	60
Latin America and Caribbean	(16)	(4.1)	(21)	(459)	(20)	(70)	(37)	(302)
Africa	(6)	(1.9)	12	235	16	35	24	86
Corporate	—	—	12	13	8	2	3	9
Diageo	**(4)**	**(8.3)**	**(1)**	**(129)**	**—**	**7**	**(5)**	**(304)**

See pages 42-43 for an explanation and reconciliation of non-GAAP measures.

Net sales ($ million)

Reported net sales declined 1.4%
Organic net sales declined 0.6%

Reported net sales declined 1.4%, due to an unfavourable foreign exchange impact, organic net sales decline and a negative impact from acquisitions and disposals, partially offset by hyperinflation adjustments.

Organic net sales declined 0.6%. Positive price/mix of 2.9pps was more than offset by a 3.5% decline in volume, primarily driven by materially weaker performance in LAC, driven by fast-changing consumer sentiment and elevated inventory levels. A weaker consumer environment and the impact of lapping inventory replenishment in the prior year in North America also contributed to the decline. Excluding LAC, organic net sales grew 1.8%.



(1) See pages 29-30 for an explanation under Basis of preparation.
(2) Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(3) See pages 34 and 43-45 for details on hyperinflation adjustments.

Operating profit ($ million)

Reported operating profit grew 8.2%
Organic operating profit declined 4.8%

Reported operating profit grew 8.2%, primarily driven by the benefit from exceptional operating items, partially offset by a decrease in organic operating profit.

Organic operating profit declined 4.8%, as a result of the organic net sales decline, primarily due to a $302 million operating profit decline in LAC and a $142 million operating profit decline in North America. The decline was also driven by an increase in investments in strategic capabilities, including in digital and strengthening route-to-market, primarily in the US, and in marketing.



(1) See pages 29-30 for an explanation under Basis of preparation.
(2) For further details on exceptional items see pages 20-21 and 32-33.
(3) Fair value remeasurements. For further details see page 21.
(4) See pages 34 and 43-45 for details on hyperinflation adjustments.

Operating margin (%)

Reported operating margin expanded by 262bps
Organic operating margin declined by 130bps

Reported operating margin expanded by 262bps, primarily due to the positive impact of exceptional operating items partially offset by a decline in organic operating margin.

Organic operating margin declined by 130bps, primarily due to weak performance in LAC and a cautious consumer environment in the US. The decline was also driven by continued investment in the business, primarily in overheads and marketing, partially offset by positive gross margin. Excluding LAC, organic operating margin declined by 56bps and gross margin grew 17bps, driven by price increases and productivity which offset the impact of cost inflation.



(1)   See pages 29-30 for an explanation under Basis of preparation.
(2)   For further details on exceptional operating items see pages 20-21 and 32-33.
(3)   Fair value remeasurements and hyperinflation adjustments. For further details on fair value remeasurements see page 21. See pages 34 and 43-45 for details on hyperinflation adjustments.

Basic earnings per share (cents)

Basic eps decreased 11.8% from 196.3 cents to 173.2 cents
Basic eps before exceptional items[1] decreased 8.6% from 196.5 cents to 179.6 cents

Basic eps decreased 23.1 cents, mainly driven by lower organic operating profit, higher finance charges and exceptional items, partially offset by lower tax and the impact of share buybacks.

Basic eps before exceptional items decreased 16.9 cents.



(1)   See pages 42-43 for an explanation of the calculation and use of non-GAAP measures.
(2)   See pages 29-30 for an explanation under Basis of preparation.
(3)   For further details on exceptional items see pages 20-21 and 32-33.
(4)   Includes finance charges net of tax.
(5)   Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(6)   Excludes tax related to acquisitions, disposals and share buybacks.
(7)   Fair value remeasurements. For further details see page 21.

Net cash from operating activities and free cash flow[1] ($ million)

Generated $4,105 million net cash from operating activities[2] and $2,609 million free cash flow

Net cash from operating activities was $4,105 million, an increase of $469 million compared to fiscal 23. Free cash flow grew by $374 million to $2,609 million.

Free cash flow growth was driven by strong working capital management and the positive impact of lapping one-off cash tax payments in the prior year. These favourable factors more than offset the negative impacts of lower operating profit and increased interest payments, attributable to the current higher interest rate environment. The increase in capital expenditure (capex) demonstrates our commitment to investing in the business for long-term sustainable growth.



(1) Definition of free cash flow has been redefined, see more details on page 47.
(2) Net cash from operating activities excludes net capex (2024 – $(1,496) million; 2023 – $(1,401) million).
(3) See pages 29-30 for an explanation under Basis of preparation.
(4) Exchange on operating profit before exceptional items.
(5) Operating profit excludes exchange, depreciation and amortisation, post-employment charges of $11 million and other non-cash items.
(6) Working capital movement includes maturing inventory.
(7) Other items include dividends received from associates and joint ventures and other investments and post-employment payments.

Return on average invested capital (%)[1][2]

ROIC decreased 255bps

ROIC decreased 255bps, mainly driven by lower operating profit, increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was slightly offset by lower tax.



(1) ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see pages 48-49.
(2) Definition of return on average invested capital has been redefined, see more details on pages 48-49.

Fiscal 25 outlook

Organic net sales growth

The consumer environment continues to be challenging with conditions we saw towards the end of fiscal 24 persisting into fiscal 25. We will continue to focus on strengthening the resilience of our business and winning quality market share to drive long-term sustainable organic net sales growth. We are confident that when the consumer environment improves, organic net sales growth will return.

Organic operating profit growth

We expect the negative pressure on organic operating margin that we saw in the second half of fiscal 24 to persist into fiscal 25. We will continue to drive productivity and pricing to offset cost inflation and continue to invest in strategic initiatives to drive long-term sustainable organic operating profit growth.

Taxation

We expect the tax rate before exceptional items for fiscal 25 to be in the region of 24%.

Effective interest rate

Given current market conditions and our debt maturity profile, we expect the effective interest rate in fiscal 25 to be broadly flat year on year with fiscal 24, which was 4.3%.

Productivity

We delivered $0.7 billion of productivity benefits in fiscal 24, our strongest year ever, as we accelerated initiatives through the fiscal year. At the end of fiscal 24, we completed a three-year period over which we delivered $1.7 billion of productivity benefits, significantly exceeding the original commitment of $1.5 billion made at the beginning of fiscal 22.

At our Capital Markets Event in November 2023, we announced a new productivity commitment to deliver a further $2.0 billion of productivity savings over the next three years. We plan to deliver this productivity commitment across cost of goods, marketing spend and overheads. This will be supported by investments in the business, including in our supply chain agility programme, which was announced in July 2022. We expect benefits from this programme to increase from fiscal 25 and accelerate in the following years.

Capital expenditure and free cash flow

In fiscal 25, we continue to expect capital expenditure for the full year to be in the range of $1.3-1.5 billion. We expect this level of spend to continue in the coming years, but then normalise to historical levels as a percentage of net sales starting in fiscal 27. We expect to continue to invest in maturing stock.

Foreign exchange guidance

We are not providing specific guidance in relation to foreign exchange for fiscal 25. However, using the hedged rates we already have in place and for all other exposures the spot exchange rates at 30 June 2024 including $1=£0.79 and $1=€0.93 and applying them to a representative income statement profile for fiscal 25, for operating profit we would see a negative exchange impact of approximately $180 million and a negative impact on net sales of approximately $170 million. The above spot rates, currency hedges and assumptions reflect a point in time. Thus, it is reasonable to expect spot rates to fluctuate, especially emerging markets currencies. From a phasing perspective, we expect most of this potential impact to occur in the first half.

Medium-term guidance

Organic net sales growth and organic operating profit growth

While our industry continues to experience the impact of macroeconomic challenges, a cautious consumer environment, and geo-political uncertainty, we remain confident in the long-term fundamentals of TBA and our position within it. We continue to believe demographic trends, rising incomes in the developing world, spirits gaining share from beer and wine, and the long-standing trend of premiumisation will help to drive attractive underlying growth in our markets. We have an advantaged portfolio across categories, price points and regions, and we continue to be confident in our ability to grow ahead of TBA and gain quality market share enabled by operating excellence and disciplined investment.

We are confident that when the consumer environment improves, organic net sales growth will return. We are focused on getting back into our medium-term guidance range (organic net sales growth of 5% to 7%) and we expect organic operating profit to grow broadly in line with net sales growth as we continue to invest in the business. Longer term, we expect to deliver organic operating profit growth ahead of organic net sales growth.

Company updates

Portfolio optimisation

In fiscal 24, Diageo continued its disciplined and strategic approach to portfolio optimisation; agreed the sale of its shareholding in Guinness Nigeria PLC and entered a new, long-term partnership with Tolaram to accelerate the growth of Guinness in Nigeria. The sale of Windsor was also completed in October 2023, and in July 2024, agreements to sell Safari, a fruit flavoured liqueur brand, and Pampero rum were announced.

Appointment of Nik Jhangiani as Chief Financial Officer

As announced on 3 May 2024, Nik Jhangiani will join Diageo as Chief Financial Officer, taking up the position and joining Diageo's Board and Executive Committee on 1 September 2024. Lavanya Chandrashekar will step down from the Executive Committee and the Board on 31 August 2024.

Notes to the business and financial review

Unless otherwise stated:
– movements in results are for the year ended 30 June 2024 compared to the year ended 30 June 2023;
– commentary below refers to organic movements unless stated as reported;
– volume is in millions of equivalent units (EUm);
– net sales are sales after deducting excise duties;
– percentage movements are organic movements unless stated as reported;
– growth is organic net sales movement;
– price/mix is in percentage points (pps); and
– market share refers to value share, except for India which is volume share.

See pages 42-43 for an explanation of the calculation and use of non-GAAP measures.

Business review

North America

North America (NAM) net sales performance was negatively impacted by a cautious US consumer environment while share performance improved consistently through the year driven by focused execution.

- **Diageo NAM** performance was impacted by US Spirits due to a cautious consumer environment, retailer inventory adjustments and the lapping of inventory replenishment in the prior year. Against this backdrop, Diageo held share of US TBA in fiscal 24 and delivered share gains in the second half compared to the first half, supported by innovation, focused investment, primarily in Don Julio and Crown Royal, and improved execution.
- **Reported net sales** declined 2%, due to weaker organic net sales performance.
- **Organic net sales** declined 3%, due to lower sales in US Spirits and Canada, partially offset by growth in Diageo Beer Company (DBC USA).
- **Price/mix** grew 2pps and was more than offset by a 4% decline in volume.
- **US Spirits net sales** declined 3%, driven by a volume decline of 5%. Depletion growth was approximately one percentage point ahead of shipment growth, with some variations across brands. Overall inventory levels at distributors at the end of fiscal 24 remained in line with historical levels.
- **DBC USA net sales** grew 3%, reflecting strong growth in Guinness, Smirnoff flavoured malt beverages, and the launch of Captain Morgan Sliced Apple.
- **Organic operating margin** declined 79bps, primarily due to an increase in overhead costs in support of strategic initiatives and marketing investments, partially offset by improvements in gross margin. Gross margin improvement was driven by productivity savings which more than offset an adverse impact from mix and inflation.
- **Marketing investment** declined 1%, but increased as a percentage of net sales. Investment was focused in Don Julio and other key brands, while maintaining focus on marketing efficiencies.

US Spirits highlights[1]:

- **Tequila** net sales declined 5%, largely due to a 22% decline in Casamigos attributable to lower consumer demand and the impact of lapping inventory replenishments in the prior year following supply shortages. As a result, Casamigos depletions were ahead of shipments with a 9% decline. Don Julio net sales increased 12%, despite lapping the impact of inventory replenishments in the prior year. Supported by strong execution, depletions grew 21%, significantly ahead of shipments, and was led primarily by Don Julio Reposado. Diageo's tequila portfolio grew share of the spirits industry in fiscal 24, with acceleration in the second half, led by Don Julio.
- **Crown Royal** whisky net sales declined 1%, primarily due to Crown Royal Deluxe and Crown Royal Peach, mostly offset by the successful launch of Crown Royal Blackberry. Crown Royal held share for the full year and gained share of the spirits industry in the second half of the fiscal year.
- **Vodka** net sales declined 8%, reflecting weakness in the category. Cîroc net sales declined 28%, partially offset by the launch of Cîroc Limonata, which recruited consumers and gained category share. Smirnoff net sales declined 3%, primarily driven by Smirnoff No.21. While Ketel One net sales declined 5%, primarily driven by Ketel One Botanicals, Ketel One grew share of the vodka category supported by our 'Made to Cocktail' campaign.
- **Johnnie Walker** net sales declined 10%, due to continued normalisation of demand for luxury variant Johnnie Walker Blue Label and lower demand for Johnnie Walker Red Label. The trademark continues to outperform the scotch category and held share of the spirits industry, driven by strong performance in Johnnie Walker Black Label.
- **Captain Morgan** net sales declined 6%, primarily due to Captain Morgan Original Spiced as consumers shifted into other spirits categories. Captain Morgan lost both category and spirits industry share.
- **Bulleit** whiskey net sales increased 12%, significantly ahead of depletions growth as inventory levels continue to normalise. Bulleit held share of the spirits industry.
- **Buchanan's** net sales increased 3%, primarily driven by continued momentum in Buchanan's Pineapple which recruited new consumers. Buchanan's trademark gained share of the spirits industry.
- **Spirits-based cocktails[2]** net sales increased 15%, driven by the successful launches of the Cocktail Collection and Smirnoff Smash, which both gained share of category and the spirits industry. The Cocktail Collection consists of Ketel One Espresso Martini, Ketel One Cosmopolitan, Astral Margarita and Tanqueray Negroni.

(1) Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.
(2) Spirits-based cocktails includes ready to serve and ready to drink variants.

Key financials ($ million): North America

	2023 re-presented[1]	Exchange	Acquisitions and disposals	Organic movement	Other[2]	2024	Reported movement %
Net sales	8,109	3	2	(206)	—	7,908	(2)
Marketing	1,631	1	5	(10)	—	1,627	—
Operating profit before exceptional items	3,222	160	(10)	(142)	6	3,236	—
Exceptional operating items[3]	(118)					(197)	
Operating profit	3,104					3,039	(2)

Markets and categories:

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
	%	%	%	%
North America[4]	(4)	(4)	(3)	(2)
US Spirits[4]	(5)	(4)	(3)	(3)
DBC USA[5]	1	1	3	3
Canada	(5)	(4)	(2)	(3)
Spirits[4]	(5)	(5)	(4)	(4)
Beer	3	3	5	5
Ready to drink	(8)	(8)	(3)	(3)

Key brands[6]:

	Organic volume movement[7]	Organic net sales movement	Reported net sales movement
	%	%	%
Crown Royal	—	(1)	(1)
Don Julio	19	11	11
Casamigos[8]	(16)	(21)	(22)
Smirnoff	(5)	(2)	(2)
Johnnie Walker	(7)	(10)	(10)
Captain Morgan	(10)	(6)	(6)
Guinness	3	6	6
Ketel One[9]	(4)	(5)	(5)
Baileys	(2)	—	—
Bulleit whiskey[10]	6	12	12
Buchanan's	8	3	3

North America contributed

39% of Diageo reported net sales in fiscal 24

Reported net sales by market (%)



- US Spirits
- DBC USA
- Canada
- Other (principally Travel Retail)

North America organic net sales declined

3% in fiscal 24

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

---

(1) See pages 29-30 for an explanation under Basis of preparation.
(2) Fair value remeasurements. For further details see page 21.
(3) For further details on exceptional operating items see pages 20-21 and 32-33.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 46.
(5) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(6) Spirits brands excluding cocktails, which includes ready to drink, ready- to-serve and non-alcoholic variants.
(7) Organic equals reported volume movement.
(8) Casamigos trademark includes both tequila and mezcal.
(9) Ketel One includes Ketel One vodka and Ketel One Botanicals.
(10) Bulleit whiskey excludes Bulleit Crafted Cocktails.

Europe

Resilient net sales growth with continued strong momentum in Guinness.

- **Diageo Europe** delivered strong performance with market share growth across most European markets despite persistent cost inflation and lower consumer confidence.
- **Reported net sales** grew 12%, primarily driven by a hyperinflation adjustment[1] related to Türkiye and organic growth.
- **Organic net sales** grew 3%, driven by double-digit growth in Türkiye and mid single-digit growth in Great Britain and Ireland, partially offset by declines, primarily in Northern and Eastern Europe. Excluding the impact of lapping the sales of inventories from the previously announced winding down of operations in Russia in fiscal 23, overall organic net sales for the region grew 4%.
- **Price/mix** grew 4pps, driven by price increases across most markets, with Guinness growth driving particularly strong price/mix in Great Britain and Ireland.
- **Spirits net sales** declined 1%, primarily due to softness in the spirits category despite improved market share performance through fiscal 24, and the impact of lapping final sales of inventories in Russia. Strong growth in raki and Baileys was more than offset by declines in scotch, gin, and rum. Excluding the effect of lapping final sales of inventories in Russia, spirits organic net sales grew 1%.
- **Beer net sales** grew 18%, primarily driven by Guinness. Double-digit volume and price/mix in Guinness were driven by share gains in Ireland and Great Britain, supported by strong marketing and innovation. Guinness 0.0 net sales and volume more than doubled in fiscal 24.
- **Organic operating margin** declined by 121bps. Strategic price increases more than offset the impact of cost inflation. Margin decline reflects increased marketing investment as well as investments in strategic commercial initiatives. Excluding the impact of lapping the profit from sales of inventories in Russia in fiscal 23, operating margin declined by 85bps.
- **Marketing investment** increased 4%, primarily driven by investment in tequila, beer and Johnnie Walker.

Market highlights:
- **Great Britain** net sales grew 5%, primarily driven by strong performance in Guinness, which gained share in both the on-trade and off-trade. Share gains were driven by continued recruitment through strong brand building and new occasions, supported by Guinness 0.0 and Nitrosurge innovations.
- **Southern Europe** net sales were 2% lower, mainly due to scotch, rum and gin, reflecting category decline. This was in spite of the majority of the markets within Southern Europe gaining share, driven by the continued momentum in Johnnie Walker.
- **Northern Europe** net sales declined 4%, due to macroeconomic pressures impacting higher price point segments in scotch, gin and vodka. The decline was partially offset by double-digit growth in Johnnie Walker Red Label, as consumers shifted into the standard price tier. Market share of spirits declined, primarily driven by ready to drink (RTD) cocktails as a result of increased competitive activity.
- **Ireland** net sales grew 7%, primarily driven by double-digit growth in Guinness. Strong share gains in the on-trade were driven by effective brand building and the roll-out of Guinness 0.0 draught, now in more than 1,500 on-trade outlets.
- **Eastern Europe** net sales declined 7%, primarily driven by lapping the final sales of inventories in Russia in the first half of the prior year. Excluding Russia, net sales grew 8% driven by strong performance in Guinness and scotch.
- **Türkiye** net sales grew 31% with volume growth of 4%, primarily reflecting the impact of price increases in response to inflation and increased excise duties. Net sales growth was mostly driven by strong performance in raki and Johnnie Walker, with share gains in whisky.

Key financials ($ million): Europe

	2023 re-presented[2]	Exchange	Reclassification	Acquisitions and disposals	Organic movement	Other[3]	Hyperinflation[1]	2024	Reported movement %
Net sales	4,303	(3)	62	26	124	—	292	4,804	12
Marketing	765	18	1	22	34	—	33	873	14
Operating profit before exceptional items	1,312	24	47	3	(15)	(3)	11	1,379	5
Exceptional operating items[4]	(12)							(122)	
Operating profit	1,300							1,257	(6)

(1) See page 34 and 43-45 for details on hyperinflation adjustments.
(2) See pages 29-30 for an explanation under Basis of preparation.
(3) Fair value remeasurements. For further details see page 21.
(4) For further details on exceptional items see pages 20-21 and 32-33.

Markets and categories:

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
	%	%	%	%
Europe[1]	(1)	—	3	12
Great Britain[1]	(1)	—	5	10
Southern Europe[1]	(2)	(8)	(2)	—
Northern Europe[1]	(3)	(2)	(4)	—
Ireland[1]	(2)	(1)	7	11
Türkiye[1]	4	4	31	59
Eastern Europe[1]	(6)	(5)	(7)	(3)
Spirits[1]	(2)	(1)	(1)	9
Beer	8	8	18	23
Ready to drink[1]	(9)	(9)	(5)	(3)

Key brands[2]:

	Organic volume movement[3]	Organic net sales movement	Reported net sales movement
	%	%	%
Guinness	11	22	27
Johnnie Walker	5	3	21
Baileys	5	6	10
Smirnoff	(2)	—	5
Captain Morgan	(5)	(5)	—
Gordon's	(9)	(8)	(1)
Tanqueray	(8)	(9)	(4)
J&B	(3)	(6)	3

Europe contributed

24% of Diageo reported net sales in fiscal 24

Reported net sales by market (%)



- Great Britain
- Southern Europe
- Northern Europe
- Ireland
- Türkiye
- Eastern Europe
- Other (principally Travel Retail)

Europe organic net sales grew

3% in fiscal 24

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

(1) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 46.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Organic equals reported volume movement except for Johnnie Walker (11)%, Gordon's (8)% and J&B (2)%.

Asia Pacific

Asia Pacific delivered organic net sales, volume and operating margin growth in challenging macroeconomic conditions whilst increasing investment in the region.

- **Reported net sales** declined 1%, driven by the negative impact of foreign exchange and the disposal of Windsor, which was partially offset by organic sales growth.
- **Organic net sales** grew 4%, driven by strong growth of Chinese white spirits in Greater China, and other whisky and scotch in India, partially offset by declines in South East Asia and Australia.
- **Price/mix** grew 4pps, driven by continued premiumisation and pricing within whisky in India and strong growth in Chinese white spirits.
- **Spirits net sales** grew 6%, driven by strong performance in Greater China and India. Tequila delivered double-digit sales growth, albeit on a smaller base, with particularly strong growth in Travel Retail and India, and also grew market share across most of the region.
- **Organic operating margin** increased by 35bps, driven by positive mix, attributable to growth of Chinese white spirits in Greater China and favourable product mix in India.
- **Marketing investment** grew 2%, with focused investment in Don Julio across the region supporting the global launch of tequila, Chinese white spirits in Greater China, and in innovation supporting the launch of Johnnie Walker Blonde and in Johnnie Walker Blue Label Xordinaire in Travel Retail.

Market highlights:

- **India** net sales grew 8%, driven by double-digit growth in other whisky and scotch, supported by price/mix from continued premiumisation and price increases, driven primarily by Prestige and Above business segments. Whisky growth was driven by McDowell's and Royal Challenge, and scotch growth was driven by Black & White and Johnnie Walker Blonde. Black & White was one of the fastest-growing scotch brands in the market and drove recruitment into the category.
- **Greater China** net sales grew 12%, primarily driven by strong growth in Chinese white spirits, partially offset by a decline in scotch. Despite the challenging macroeconomic conditions, Chinese white spirits delivered strong double-digit growth, lapping a double-digit decline in the prior year and with restocking of inventory in the first half of the fiscal year. While scotch performance was impacted by downtrading to lower-priced segments, focused execution and investment drove an improvement in category share within international spirits.
- **Australia** net sales declined 8% primarily due to RTDs, attributable to increased competitive activity. This also led to the market losing share in fiscal 24.
- **South East Asia** net sales declined 8%, reflecting the impact of lapping double-digit growth in the prior year and a double-digit decline in Vietnam, most notably in Johnnie Walker. That was partially offset by the strong performance of The Singleton across most of the market.
- **Travel Retail Asia and Middle East** net sales grew 10%, primarily driven by Johnnie Walker Blue Label Xordinaire and Don Julio 1942. Tequila delivered strong share growth supported by focused execution with increased portfolio and brand distribution across the market.
- **North Asia** (Korea and Japan) net sales increased by 3%, however market share declined in the fiscal year, primarily in Korea. Net sales growth was driven by super-premium-plus scotch, led by Johnnie Walker Blue Label, which delivered strong double-digit growth supported by targeted investment, and the launch of Johnnie Walker Blonde in Korea, which supported recruitment into whisky.

Key financials ($ million): Asia Pacific

	2023 re-presented[1]	Exchange	Reclassification	Acquisitions and disposals	Organic movement	2024	Reported movement %
Net sales	3,841	(30)	(62)	(96)	164	3,817	(1)
Marketing	655	(11)	(1)	(8)	16	651	(1)
Operating profit before exceptional items	1,104	(29)	(47)	(25)	60	1,063	(4)
Exceptional operating items[2]	(581)					375	
Operating profit	523					1,438	175

(1) See pages 29-30 for an explanation under Basis of preparation.
(2) For further details on exceptional items see pages 20-21 and 32-33.

Markets and categories:

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
	%	%	%	%
Asia Pacific[1]	1	(7)	4	(1)
India[1]	2	(7)	8	3
Greater China	14	15	12	8
Australia	(7)	(6)	(8)	(9)
South East Asia[1]	(9)	(8)	(8)	(4)
Travel Retail Asia and Middle East	—	(28)	10	(3)
North Asia	(12)	(13)	3	(17)
Spirits[1]	1	(7)	6	1
Beer	(2)	(3)	4	2
Ready to drink	(16)	(16)	(14)	(16)

Key brands[2]:

	Organic volume movement[3]	Organic net sales movement	Reported net sales movement
	%	%	%
Johnnie Walker	(4)	1	—
Shui Jing Fang[4]	32	27	23
McDowell's	(2)	4	2
The Singleton	14	12	10
Royal Challenge	11	16	14
Guinness	(2)	4	2
Black & White	20	24	21
Smirnoff	1	(1)	(6)

Asia Pacific contributed

19% of Diageo reported net sales of fiscal 24

Reported net sales by market (%)



- India
- Greater China
- Australia
- South East Asia
- North Asia
- Other (principally Travel Retail Asia and Middle East)

Asia Pacific organic net sales grew

4% in fiscal 24

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

(1) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 46.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Organic equals reported volume movement except for Johnnie Walker (10)%, Smirnoff (1)%, Guinness (3)% and Black & White (19)%.
(4) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Latin America and Caribbean

Latin America & Caribbean performance was impacted by a reduction of elevated inventory to more appropriate levels for the current consumer environment, which remains challenging.

- **Diageo LAC** performance was materially weaker driven by fast-changing consumer sentiment in the prior year which resulted in elevated inventory levels and subsequent adjustments by wholesalers and customers in the fiscal year. While the consumer environment remains challenging in Brazil, Central America and Caribbean and South LAC, some stabilisation of consumer demand in the second half of fiscal 24 resulted in share gains. However, a highly competitive environment and consumer downtrading are contributing to a persistently challenging environment in Mexico.
- **Reported net sales** declined 15%, reflecting weaker organic performance, partially offset by a favourable impact from foreign exchange.
- **Organic net sales** declined 21%, driven by soft demand for the international premium spirits category across the region, reduction of high levels of inventory to more appropriate levels for current consumer demand and lapping strong double-digit growth.
- **Price/mix** declined 6pps, reflecting downtrading and increased trade investment to manage inventory towards appropriate levels for the current consumer environment.
- **Spirits net sales** declined 23%, primarily driven by scotch, particularly Buchanan's, Johnnie Walker Black Label and Johnnie Walker Red Label, as well as a strong double-digit decline in Don Julio in Mexico.
- **Organic operating margin** declined by 746 bps, primarily driven by negative mix, increased trade investment and lower operating leverage.
- **Marketing investment** declined 20%, in response to the rapid deterioration in the consumer environment.

Market highlights:
- **Brazil** net sales declined 18%, primarily due to a double-digit decline in scotch. In the second half of fiscal 24, Brazil gained share of spirits as consumer demand stabilised after a challenging start to the year.
- **Mexico** net sales declined 30%, primarily driven by strong double-digit declines in tequila, led by Don Julio and scotch, reflecting the double-digit decline in spirits consumer demand throughout the fiscal year. There was downtrading with consumers shifting towards local spirits and the operating environment remained highly competitive, particularly in tequila. Market share declined in fiscal 24, particularly in tequila and scotch.
- **Central America and Caribbean (CCA)** net sales declined 25%, primarily due to a strong double-digit decline in scotch due to increased competition from local spirits. In the second half of fiscal 24, the market gained share of spirits, supported by focused execution.
- **Andean** (Colombia and Venezuela) net sales declined 17%, primarily driven by scotch due to weakening consumer demand which resulted in consumers shifting towards local spirits from international spirits.
- **South LAC** (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales declined 9%, driven by scotch. Despite the challenging environment, the market delivered share gains in the second half of the fiscal year.

Key financials ($ million): Latin America and Caribbean

	2023 re-presented[1]	Exchange	Organic movement	Other [2]	2024	Reported movement %
Net sales	2,159	118	(459)	—	1,839	(15)
Marketing	355	21	(70)	—	306	(14)
Operating profit	783	37	(302)	(17)	502	(36)

(1) See pages 29-30 for an explanation under Basis of preparation.
(2) Fair value remeasurements. For further details see page 21.

Markets and categories:

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
	%	%	%	%
Latin America and Caribbean	(16)	(16)	(21)	(15)
Brazil	(10)	(10)	(18)	(15)
Mexico	(25)	(25)	(30)	(24)
CCA	(20)	(20)	(25)	(21)
Andean	(18)	(18)	(17)	19
South LAC	(18)	(18)	(9)	(13)
Spirits	(16)	(16)	(23)	(16)
Beer	3	3	29	33
Ready to drink	—	—	(3)	(1)

Key brands[1]:

	Organic volume movement[2]	Organic net sales movement	Reported net sales movement
	%	%	%
Johnnie Walker	(12)	(17)	(12)
Buchanan's	(18)	(28)	(15)
Don Julio	(28)	(37)	(30)
Old Parr	(15)	(25)	(14)
Smirnoff	(15)	(15)	(18)
Black & White	(25)	(30)	(22)
Baileys	(20)	(14)	(9)
White Horse	(2)	(11)	(10)

Latin America and Caribbean contributed

9% of Diageo reported net sales in fiscal 24

Reported net sales by market (%)



- Brazil
- Mexico
- CCA
- Andean
- South LAC
- Other (principally Travel Retail)

Latin America and Caribbean organic net sales declined

21% in fiscal 24

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

(1) Spirits brands excluding ready to drink and non-alcoholic variants.
(2) Organic equals reported volume movement.

Africa

Africa delivered robust organic net sales growth despite ongoing macroeconomic challenges.

- **Diageo Africa** benefitted from price increases and delivered strong performance in a challenging macroeconomic environment with persistent inflationary markets.
- **Reported net sales** declined 13%, reflecting an unfavourable impact from foreign exchange, mainly due to a weakening Nigerian naira, partially offset by organic growth.
- **Organic net sales** grew 12%, with growth across all markets except South Africa. Growth was driven by price increases, partially offset by a 6% volume decline, primarily in spirits.
- **Price/mix** grew 18pps, mainly due to broad based price increases in beer and spirits across the region.
- **Spirits net sales** declined 2%, driven by a volume decline of 16%, which was partially offset by price increases across the region. Tequila growth doubled, led by Don Julio, partially offsetting an 11% decline in Johnnie Walker.
- **Beer net sales** grew 19%, benefitting from price increases across the region and volume growth of 4%. Malta Guinness, Guinness and Senator each delivered double-digit net sales growth.
- **Organic operating margin** increased by 194bps, as price increases and productivity savings more than offset cost inflation.
- **Marketing investment** grew 16%, focused on supporting spirits premiumisation, Guinness and tequila penetration.

Market highlights:

- **East Africa** net sales increased 9%, lapping a softer comparator following price increases. The increase was led by growth in beer, mainly Senator, which also grew share of TBA in the fiscal year. RTDs, rum and scotch also contributed to the improvement.
- **Africa Regional Markets** net sales grew 6%, led by growth in beer, primarily driven by Malta Guinness and Guinness, supported by price increases. Growth in beer and RTDs was partially offset by a decline in spirits, particularly in Johnnie Walker. Strong price/mix more than offset a volume decline of 6%.
- **Nigeria** net sales grew 31%, driven by strong price/mix supported by price increases, partially offset by a decline in volume. The market lost share in almost all categories.
- **South Africa** net sales declined 11%, primarily driven by lower volume of 17%, primarily in Johnnie Walker Black Label and Smirnoff 1818. Spirits category growth was slower than the beer category, and Diageo South Africa lost share in spirits. This was despite growth of the markets' share in the gin and tequila categories, led by Gordon's and Don Julio.

Key financials ($ million): Africa

	2023 re-presented[1]	Exchange	Reclassification	Acquisitions and disposals	Organic movement	Hyperinflation[2]	2024	Reported movement %
Net sales	2,039	(518)	—	—	235	22	1,778	(13)
Marketing	235	(53)	(12)	(1)	35	1	205	(13)
Operating profit before exceptional items	289	(222)		(11)	86	(11)	131	(55)
Exceptional operating items[3]	(55)						—	
Operating profit	234						131	(44)

(1) See pages 29-30 for an explanation under Basis of preparation.
(2) See pages 34 and 43-45 for details on hyperinflation adjustments.
(3) For further details on exceptional items see pages 20-21 and 32-33.

Markets and categories:

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
	%	%	%	%
Africa[1]	(6)	(2)	12	(13)
East Africa	1	1	9	—
Africa Regional Markets[1]	(6)	(2)	6	(26)
Nigeria	(18)	(18)	31	(41)
South Africa	(17)	14	(11)	32
Spirits[1]	(16)	(9)	(2)	(4)
Beer[1]	4	4	19	(16)
Ready to drink[1]	2	8	35	(24)

Key brands[2]:

	Organic volume movement[3]	Organic net sales movement	Reported net sales movement
	%	%	%
Guinness	(1)	16	(33)
Senator	26	29	15
Malta Guinness	(3)	44	(22)
Johnnie Walker	(19)	(11)	(19)
Tusker	(6)	—	(7)
Serengeti	(1)	4	(3)
Smirnoff	(19)	(9)	(22)

Africa contributed

9% of Diageo reported net sales in fiscal 24

Reported net sales by market (%)



- East Africa
- Africa Regional Markets
- Nigeria
- South Africa
- Other (principally Travel Retail)

Africa organic net sales grew

12% in fiscal 24

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

(1) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 46.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Organic equals reported volume movement, except for Guinness which remained flat.

Category and brand review

Key categories:

	Organic volume movement[1] %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits[2]	**(5)**	**(4)**	**(2)**	**78**
Scotch	(7)	(10)	(6)	24
Tequila	(4)	(7)	(7)	11
Vodka[3][4]	(9)	(7)	(6)	9
Canadian whisky[5]	(2)	(1)	(1)	6
Rum[4]	(11)	(6)	(2)	5
Liqueurs	(2)	2	3	5
Gin[4]	(10)	(8)	2	5
IMFL whisky[5]	5	10	2	4
Chinese white spirits[5]	32	27	23	3
US whiskey[5]	(3)	3	3	2
Beer	**5**	**14**	**3**	**16**
Ready to drink	**(7)**	**(1)**	**(10)**	**4**

Reported volume by category	Reported net sales by category	Reported marketing spend by category
		

■ Scotch   ■ Vodka   ■ US whiskey   ■ Canadian whisky   ■ Rum   ■ IMFL whisky
■ Liqueurs   ■ Gin   ■ Tequila   ■ Beer   ■ Ready to drink   ■ Other

(1) Organic equals reported volume movement except for spirits (7)%, rum (10)%, gin (2)%, IMFL whisky (7)%, US whiskey (2)%, and ready to drink (4)%.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Vodka includes Ketel One Botanical.
(4) Vodka, rum and gin include IMFL variants.
(5) See pages 8-9 for details of Canadian whisky, US whiskey and pages 12-13 for details of IMFL whisky and Chinese white spirits.

Key brands[1]:

	Organic volume movement[2] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(5)	(6)	(2)
Guinness	5	15	6
Don Julio	7	3	4
Crown Royal	—	(1)	(1)
Smirnoff	(7)	(3)	(3)
Baileys	(1)	1	2
Casamigos[3]	(15)	(20)	(20)
Captain Morgan	(7)	(5)	(4)
Shui Jing Fang[4]	32	27	23
Scotch malts	(9)	(14)	(14)
McDowell's	(2)	3	1
Buchanan's	(9)	(15)	(7)
Gordon's	(11)	(6)	20
Tanqueray	(11)	(11)	(10)
Ketel One[5]	(5)	(5)	(5)
Bulleit whiskey[6]	6	11	11
Cîroc vodka	(23)	(26)	(26)
Old Parr	(13)	(21)	(12)
Yenì Raki	(4)	19	53
Black & White	(11)	(7)	(4)
J&B	(8)	(10)	(5)
Bundaberg	(3)	(7)	(9)

(1) Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2) Organic equals reported volume movement, except for Guinness 4% and Gordon's 5%.
(3) Casamigos trademark includes both tequila and mezcal.
(4) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(5) Ketel One includes Ketel One vodka and Ketel One Botanical.
(6) Bulleit whiskey excludes Bulleit Crafted Cocktails.

Additional financial information

Year ended 30 June 2024

Key financials - certain line items	Reported 2023 re-presented[1] $ million	Exceptional operating items (c) $ million	Exchange (a) $ million	Acquisitions and disposals (b) $ million	Organic movement[2] $ million	Fair value remeasurement (d) $ million	Reclassification $ million	Hyperinflation[2] $ million	Reported 2024 $ million
Sales	28,270	—	(654)	(381)	168	—	—	488	**27,891**
Excise duties	(7,715)	—	230	313	(297)	—	—	(153)	**(7,622)**
Net sales	20,555	—	(424)	(68)	(129)	—	—	335	**20,269**
Cost of sales	(8,289)	23	388	5	25	(16)	—	(207)	**(8,071)**
Gross profit	12,266	23	(36)	(63)	(104)	(16)	—	128	**12,198**
Marketing	(3,663)	—	19	(18)	(7)	—	12	(34)	**(3,691)**
Other operating items	(3,056)	799	9	38	(193)	2	(12)	(93)	**(2,506)**
Operating profit	5,547	822	(8)	(43)	(304)	(14)	—	1	**6,001**

Other line items:		
Non-operating items	364	**(70)**
Taxation (e)	(1,163)	**(1,294)**

(1) See pages 29-30 for an explanation under Basis of preparation.
(2) For the definition of organic movement and hyperinflation, see pages 42-43.

(i) Reported figures in the table above have been extracted from the income statement for the years ended 30 June 2023 and 30 June 2024.

(a) Exchange

The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the Nigerian naira, the Turkish lira and the Kenyan shilling, partially offset by the favourable impact of the Mexican peso and sterling against the US dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2024 is set out in the table below.

	Gains/(losses) $ million
Translation impact	**(37)**
Transaction impact	**29**
Operating profit before exceptional items	**(8)**
Net finance charges – translation impact	**22**
Net finance charges – transaction impact	**(24)**
Net finance charges[1]	**(2)**
Associates – translation impact	**15**
Profit before exceptional items and taxation	**5**

(1) For more information about Finance income and charges please see page 34.

Exchange rates	Year ended 30 June 2024	Year ended 30 June 2023
Translation $1 =	**£0.80**	£0.83
Transaction $1 =	**£0.82**	£0.77
Translation $1 =	**€0.93**	€0.96

(b) Acquisitions and disposals

The acquisitions and disposals movement in the year ended 30 June 2024 was primarily attributable to the acquisition of Don Papa Rum and to the disposal of Windsor Global Co., Ltd. and Guinness Cameroun S.A. See pages 22, 38 and 42-46 for further details.

(c) Exceptional items

In the year ended 30 June 2024, exceptional operating items were a gain of $56 million (2023 – a loss of $766 million), mainly due to the reversal of the Shui Jing Fang brand impairment (a gain of $379 million) partially offset by an impairment charge in respect of the Chase brand and goodwill and tangible fixed assets (a charge of $101 million), an impairment charge in respect of certain brands in the US ready to drink portfolio (a charge of $54 million), various dispute and litigation matters (a charge of $107 million) and the supply chain agility programme (a charge of $61 million). In the year ended 30 June 2023, exceptional operating items were a loss of $766 million, mainly due to charges related to brand impairment ($613 million) and the supply chain agility programme ($121 million).

In the year ended 30 June 2024, exceptional non-operating items were a loss of $70 million (2023 – a gain of $364 million), mainly driven by the loss on the sale of the Windsor business in Korea ($58 million). In the year ended 30 June 2023, exceptional non-operating items were a gain of $364 million, mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. ($343 million).

See pages 32-33 for further details.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of $16 million loss for the year ended 30 June 2024 (2023 – $nil). The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions of $155 million gain for the year ended 30 June 2024 (2023 – $153 million gain).

(e) Taxation
The reported tax rate for the year ended 30 June 2024 was 23.7% compared with 20.6% for the year ended 30 June 2023.

Included in the tax charge of $1,294 million in the year ended 30 June 2024 is a net exceptional tax charge of $24 million, including an exceptional tax charge of $95 million in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by a tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed assets, a tax credit of $13 million comprised of brand impairments in the US ready to drink portfolio, a tax credit of $23 million in relation to various dispute and litigation matters in North America and a tax credit of $15 million in respect of the supply chain agility programme.

Included in the tax charge of $1,163 million in the year ended 30 June 2023 is a net exceptional tax credit of $226 million, including an exceptional tax credit of $154 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of $27 million in respect of the supply chain agility programme, partly offset by a tax charge of $52 million in respect of the sale of Guinness Cameroun S.A.

The tax rate before exceptional items for the year ended 30 June 2024 was 23.2% compared with 23.0% for the year ended 30 June 2023.

We expect the tax rate before exceptional items for the year ending 30 June 2025 to be in the region of 24%.

(f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8 - 2.2 times. For the year ended 30 June 2024, dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2024, to be put to the shareholders for approval at the Annual General Meeting is 62.98 cents, an increase of 5% on the prior year final dividend. This would bring the recommended full year dividend to 103.48 cents per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2025, to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 30 August 2024. The ex-dividend date will be 29 August 2024 for holders of ordinary shares, and 30 August 2024 for US ADR holders. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollar by 20 September 2024. The dividend per share in pence to be paid to ordinary shareholders will be announced on 3 October 2024 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for Sterling currency, entered into during the three days preceding the announcement. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 17 October 2024. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 20 September 2024.

(g) Return of capital
Diageo completed a total of $1.0 billion return of capital during the year ended 30 June 2024. This programme followed the successful completion of Diageo's previous return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital (announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.

In the year ended 30 June 2024, the company purchased 27.4 million ordinary shares (2023 – 37.8 million) at a cost of $987 million, including transaction costs (2023 – $1,673 million including transaction costs of $16 million). All shares purchased under the share buyback programme were cancelled.

Movements in net borrowings and equity

Movements in net borrowings

	2024 $ million	2023 re-presented[1] $ million
Net borrowings at the beginning of the year	**(19,582)**	(17,107)
Free cash flow (2)	**2,609**	2,235
Movements in loans and other investments	**(47)**	(68)
Acquisitions (3)	**(6)**	(404)
Investment in associates (3)	**(133)**	(112)
Sale of businesses and brands (4)	**87**	559
Share buyback programme (5)	**(987)**	(1,673)
Net sale of own shares for share schemes (6)	**21**	36
Purchase of treasury shares in respect of subsidiaries	**(10)**	—
Dividend paid to non-controlling interests	**(117)**	(117)
Net movements in bonds (7)	**558**	887
Purchase of shares of non-controlling interests (8)	**(223)**	(178)
Net movements in other borrowings (9)	**(106)**	69
Equity dividend paid	**(2,242)**	(2,065)
Net decrease in cash and cash equivalents	**(596)**	(831)
Net increase in bonds and other borrowings	**(453)**	(958)
Exchange differences (10)	**(199)**	(646)
Other non-cash items	**(187)**	(40)
Net borrowings at the end of the year	**(21,017)**	(19,582)

(1)   See pages 29-30 for an explanation under Basis of preparation.

(2) See page 47 for the analysis of free cash flow.

(3) In the year ended 30 June 2024, Diageo paid $6 million in respect of prior year acquisitions (2023 – $31 million). In the year ended 30 June 2023, acquisitions also included upfront payments of €246 million ($261 million) for Kanlaon Limited and Chat Noir Co. Inc. (the owner of Don Papa Rum) and $102 million for Balcones Distilling.

In the years ended 30 June 2024 and 2023, investment in associates included additional investments in a number of Distill Ventures associates.

(4) In the year ended 30 June 2024, sale of businesses and brands included a net cash consideration, net of disposal costs, of $88 million for the disposal of Windsor Global Co., Ltd. In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of $438 million and the disposal of the Popular brands of Diageo's USL business, for a cash consideration, net of disposal costs, of $92 million.

(5) See page 21 for details of Diageo's return of capital programmes.

(6) Net sale of own shares comprised receipts from employees on the exercise of share options of $38 million (2023 – $63 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of $17 million (2023 – $27 million).

(7) In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of $800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount and fee) floating rate notes due 2026 and repaid bonds of $500 million and €600 million ($632 million) and €500 million ($535 million). In the year ended 30 June 2023, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee) consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due 2033 and €500 million 3.5% fixed rate notes due 2025 ($548 million - net discount and fee), and repaid bonds of $300 million and $1,350 million.

(8) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own. On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(9) In the year ended 30 June 2024, the net movements in other borrowings principally arose from the $229 million increase in commercial paper offset by cash outflows of foreign currency swaps and forwards of $124 million and $104 million repayment of lease liabilities. In the year ended 30 June 2023, the net movements in other borrowings principally arose from the increase in

commercial paper, collateral and bank loan balances offset by cash outflows of foreign currency swaps and forwards and repayment of lease liabilities.

(10) In the year ended 30 June 2024, exchange losses arising on net borrowings of $199 million were primarily driven by adverse exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents partially offset by favourable movements on foreign currency swaps and forwards. In the year ended 30 June 2023, exchange losses arising on net borrowings of $646 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards.

Movements in equity

	2024 $ million	2023 re-presented[1] $ million
Equity at the beginning of the year	**11,709**	11,511
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (2)	**51**	—
Adjusted equity at the beginning of the year	**11,760**	11,511
Profit for the year	**4,166**	4,479
Exchange adjustments (3)	**(645)**	(358)
Remeasurement of post-employment benefit plans net of taxation	**(61)**	(562)
Purchase of shares of non-controlling interests (4)	**(223)**	(178)
Hyperinflation adjustments net of taxation (2)	**365**	180
Associates' transactions with non-controlling interests	**—**	(8)
Dividend declared to non-controlling interests	**(121)**	(117)
Equity dividend declared	**(2,243)**	(2,071)
Share buyback programme (5)	**(997)**	(1,543)
Other reserve movements	**69**	376
Equity at the end of the year	**12,070**	11,709

(1)   See pages 29-30 for an explanation under Basis of preparation.

(2) See pages 34 and 44-46 for details on hyperinflation adjustments.

(3) Exchange movements in the year ended 30 June 2024 primarily arose from exchange losses driven by the Turkish lira, the Mexican peso, sterling and the euro. Exchange movements in the year ended 30 June 2023 primarily arose from exchange losses driven by sterling, the Turkish lira, the Indian rupee and the Chinese yuan, partially offset by gains in the euro, the Mexican peso, and foreign exchange on borrowings designated into net investment hedge before the functional currency change.

(4) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own. On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(5) See page 21 for details of Diageo's return of capital programmes.

Post-employment benefit plans
The net surplus of the group's post-employment benefit plans decreased by $22 million from $739 million at 30 June 2023 to $717 million at 30 June 2024. The decrease in net surplus was predominantly attributable to the adverse change in the market value of assets held by the post-employment benefit plans in the UK that was partially offset by the favourable change in the inflation rate in the United Kingdom (from 2.7% to 2.6%).

Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2025 are estimated to be approximately $55 million.

Condensed consolidated income statement

	Notes	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented[1] $ million
Sales	2	**27,891**	28,270
Excise duties		**(7,622)**	(7,715)
Net sales	2	**20,269**	20,555
Cost of sales		**(8,071)**	(8,289)
Gross profit		**12,198**	12,266
Marketing		**(3,691)**	(3,663)
Other operating items		**(2,506)**	(3,056)
Operating profit	2	**6,001**	5,547
Non-operating items	3	**(70)**	364
Finance income	4	**400**	409
Finance charges	4	**(1,285)**	(1,121)
Share of after tax results of associates and joint ventures		**414**	443
Profit before taxation		**5,460**	5,642
Taxation	5	**(1,294)**	(1,163)
Profit for the year		**4,166**	4,479
Attributable to:			
Equity shareholders of the parent company		**3,870**	4,445
Non-controlling interests		**296**	34
		4,166	4,479
Weighted average number of shares		**million**	million
Shares in issue excluding own shares		**2,234**	2,264
Dilutive potential ordinary shares		**5**	7
		2,239	2,271
		cents	cents
Basic earnings per share		**173.2**	196.3
Diluted earnings per share		**172.8**	195.7

(1) See pages 29-30 for an explanation under Basis of preparation.

Condensed consolidated statement of comprehensive income

	Year ended 30 June 2024	Year ended 30 June 2023 re-presented[2]
	$ million	$ million
Other comprehensive income		
Items that will not be recycled subsequently to the income statement		
Net remeasurement of post-employment benefit plans		
Group	**(76)**	(771)
Associates and joint ventures	**1**	16
Tax on post-employment benefit plans	**14**	193
Changes in the fair value of equity investments at fair value through other comprehensive income	**(1)**	(5)
	(62)	(567)
Items that may be recycled subsequently to the income statement		
Exchange differences on translation of foreign operations		
Group	**(516)**	(906)
Associates and joint ventures	**(64)**	132
Non-controlling interests	**(21)**	(100)
Net investment hedges	**(70)**	499
Exchange loss recycled to the income statement		
On disposal of foreign operations	**26**	15
On step acquisitions	**—**	2
Tax on exchange differences - group	**11**	2
Effective portion of changes in fair value of cash flow hedges		
Hedge of foreign currency debt of the group	**(58)**	7
Transaction exposure hedging of the group	**61**	328
Hedges by associates and joint ventures	**(3)**	29
Commodity price risk hedging of the group	**13**	(67)
Recycled to income statement – hedge of foreign currency debt of the group	**152**	65
Recycled to income statement – transaction exposure hedging of the group	**(266)**	(16)
Recycled to income statement – commodity price risk hedging of the group	**9**	(39)
Cost of hedging	**(51)**	—
Recycled to income statement – cost of hedging	**(27)**	—
Tax on effective portion of changes in fair value of cash flow hedges	**16**	(46)
Hyperinflation adjustments	**503**	229
Tax on hyperinflation adjustments[1]	**(138)**	(49)
	(423)	85
Other comprehensive loss net of tax, for the year	**(485)**	(482)
Profit for the year	**4,166**	4,479
Total comprehensive income for the year	**3,681**	3,997
Attributable to:		
Equity shareholders of the parent company	**3,404**	4,063
Non-controlling interests	**277**	(66)
Total comprehensive income for the year	**3,681**	3,997

(1) Tax on hyperinflation adjustments $(111) million and tax rate change on hyperinflation adjustments $(27) million.
(2) See pages 29-30 for an explanation under Basis of preparation.

Condensed consolidated balance sheet

	Notes	30 June 2024 $ million	30 June 2024 $ million	30 June 2023 re-presented[1] $ million	30 June 2023 re-presented[1] $ million	1 July 2022 re-presented[1] $ million	1 July 2022 re-presented[1] $ million
Non-current assets							
Intangible assets	11	**14,814**		14,506		14,401	
Property, plant and equipment		**8,509**		7,738		7,076	
Biological assets		**199**		197		114	
Investments in associates and joint ventures		**5,032**		4,825		4,418	
Other investments		**94**		71		45	
Other receivables		**38**		39		45	
Other financial assets		**373**		497		418	
Deferred tax assets		**143**		178		138	
Post-employment benefit assets		**1,146**		1,210		1,878	
			30,348		29,261		28,533
Current assets							
Inventories	6	**9,720**		9,653		8,584	
Trade and other receivables		**3,487**		3,427		3,549	
Assets held for sale	13	**130**		—		269	
Corporate tax receivables	5	**304**		292		180	
Other financial assets		**355**		437		303	
Cash and cash equivalents	7	**1,130**		1,813		2,765	
			15,126		15,622		15,650
Total assets			**45,474**		44,883		44,183
Current liabilities							
Borrowings and bank overdrafts	7	**(2,885)**		(2,142)		(1,842)	
Other financial liabilities		**(348)**		(453)		(538)	
Share buyback liability		**—**		—		(141)	
Trade and other payables		**(6,354)**		(6,678)		(7,123)	
Liabilities held for sale	13	**(48)**		—		(74)	
Corporate tax payables	5	**(136)**		(170)		(305)	
Provisions		**(97)**		(150)		(192)	
			(9,868)		(9,593)		(10,215)
Non-current liabilities							
Borrowings	7	**(18,616)**		(18,649)		(17,543)	
Other financial liabilities		**(940)**		(941)		(850)	
Other payables		**(304)**		(463)		(459)	
Provisions		**(300)**		(306)		(312)	
Deferred tax liabilities		**(2,947)**		(2,751)		(2,807)	
Post-employment benefit liabilities		**(429)**		(471)		(486)	
			(23,536)		(23,581)		(22,457)
Total liabilities			**(33,404)**		(33,174)		(32,672)
Net assets			**12,070**		11,709		11,511
Equity							
Share capital		**887**		898		875	
Share premium		**1,703**		1,703		1,635	
Other reserves		**(91)**		665		658	
Retained earnings		**7,533**		6,590		6,267	
Equity attributable to equity shareholders of the parent company			**10,032**		9,856		9,435
Non-controlling interests			**2,038**		1,853		2,076
Total equity			**12,070**		11,709		11,511

(1) See pages 29-30 for an explanation under Basis of preparation.

Condensed consolidated statement of changes in equity

	Share capital $ million	Share premium $ million	Other reserves $ million	Retained earnings/(deficit) Own shares $ million	Other retained earnings $ million	Total $ million	Equity attributable to parent company shareholders $ million	Non-controlling interests $ million	Total equity $ million
At 30 June 2022 (re-presented)[1]	875	1,635	658	(2,223)	8,490	6,267	9,435	2,076	11,511
Retranslation impact of opening balances[2]	36	68	(11)	(93)	—	(93)	—	—	—
Profit for the year	—	—	—	—	4,445	4,445	4,445	34	4,479
Other comprehensive income/(loss)	—	—	5	—	(387)	(387)	(382)	(100)	(482)
Total comprehensive income/(loss) for the year	—	—	5	—	4,058	4,058	4,063	(66)	3,997
Employee share schemes	—	—	—	30	29	59	59	—	59
Share-based incentive plans	—	—	—	—	58	58	58	—	58
Share-based incentive plans in respect of associates	—	—	—	—	6	6	6	—	6
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Share based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	4	4	4	2	6
Purchase of non-controlling interests	—	—	—	—	(136)	(136)	(136)	(42)	(178)
Associates' transactions with non-controlling interests	—	—	—	—	(8)	(8)	(8)	—	(8)
Unclaimed dividend	—	—	—	—	1	1	1	—	1
Change in fair value of put option	—	—	—	—	(19)	(19)	(19)	—	(19)
Share buyback programme	(13)	—	13	—	(1,543)	(1,543)	(1,543)	—	(1,543)
Dividend declared for the year	—	—	—	—	(2,071)	(2,071)	(2,071)	(117)	(2,188)
At 30 June 2023 (re-presented)[1]	**898**	**1,703**	**665**	**(2,286)**	**8,876**	**6,590**	**9,856**	**1,853**	**11,709**
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana	—	—	—	—	41	41	41	10	51
Adjusted opening balance	**898**	**1,703**	**665**	**(2,286)**	**8,917**	**6,631**	**9,897**	**1,863**	**11,760**
Profit for the year	—	—	—	—	3,870	3,870	3,870	296	4,166
Other comprehensive (loss)/income	—	—	(767)	—	301	301	(466)	(19)	(485)
Total comprehensive (loss)/income for the year	—	—	(767)	—	4,171	4,171	3,404	277	3,681
Employee share schemes	—	—	—	36	12	48	48	—	48
Share-based incentive plans	—	—	—	—	43	43	43	—	43
Share-based incentive plans in respect of associates	—	—	—	—	5	5	5	—	5
Share based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	(6)	(6)	(6)	(4)	(10)
Purchase of non-controlling interests	—	—	—	—	(246)	(246)	(246)	23	(223)
Tax on purchase of non-controlling interests	—	—	—	—	53	53	53	—	53
Unclaimed dividend	—	—	—	—	1	1	1	—	1
Change in fair value of put option	—	—	—	—	73	73	73	—	73
Share buyback programme	(11)	—	11	—	(997)	(997)	(997)	—	(997)
Dividend declared for the year	—	—	—	—	(2,243)	(2,243)	(2,243)	(121)	(2,364)
At 30 June 2024	**887**	**1,703**	**(91)**	**(2,250)**	**9,783**	**7,533**	**10,032**	**2,038**	**12,070**

(1) See pages 29-30 for an explanation under Basis of preparation.
(2) Includes foreign translation differences arising from the retranslation of reserves due to the change in the group's presentation currency.

Condensed consolidated statement of cash flows

	Year ended 30 June 2024		Year ended 30 June 2023	
	$ million	$ million	re-presented[1] $ million	re-presented[1] $ million
Cash flows from operating activities				
Profit for the year	**4,166**		4,479	
Taxation	**1,294**		1,163	
Share of after tax results of associates and joint ventures	**(414)**		(443)	
Net finance charges	**885**		712	
Non-operating items	**70**		(364)	
Operating profit		**6,001**		5,547
Increase in inventories	**(156)**		(810)	
(Increase)/decrease in trade and other receivables	**(66)**		142	
Decrease in trade and other payables and provisions	**(546)**		(746)	
Net increase in working capital		**(768)**		(1,414)
Depreciation, amortisation and impairment	**493**		1,297	
Dividends received	**269**		271	
Post-employment payments less amounts included in operating profit	**(18)**		(31)	
Other items	**88**		74	
		832		1,611
Cash generated from operations		**6,065**		5,744
Interest received	**156**		157	
Interest paid	**(1,017)**		(822)	
Taxation paid	**(1,099)**		(1,443)	
		(1,960)		(2,108)
Net cash inflow from operating activities		**4,105**		3,636
Cash flows from investing activities				
Disposal of property, plant and equipment and computer software	**14**		16	
Purchase of property, plant and equipment and computer software	**(1,510)**		(1,417)	
Movements in loans and other investments	**(47)**		(68)	
Sale of businesses and brands	**87**		559	
Acquisition of subsidiaries	**(6)**		(404)	
Investments in associates and joint ventures	**(133)**		(112)	
Net cash outflow from investing activities		**(1,595)**		(1,426)
Cash flows from financing activities				
Share buyback programme	**(987)**		(1,673)	
Net sale of own shares for share schemes	**21**		36	
Purchase of treasury shares in respect of subsidiaries	**(10)**		—	
Dividends paid to non-controlling interests	**(117)**		(117)	
Proceeds from bonds	**2,225**		2,537	
Repayment of bonds	**(1,667)**		(1,650)	
Purchase of shares of non-controlling interests	**(223)**		(178)	
Cash inflow from other borrowings	**387**		521	
Cash outflow from other borrowings	**(493)**		(452)	
Equity dividends paid	**(2,242)**		(2,065)	
Net cash outflow from financing activities		**(3,106)**		(3,041)
Net decrease in net cash and cash equivalents		**(596)**		(831)
Exchange differences		**(33)**		(76)
Reclassification to assets held for sale		**(30)**		—
Net cash and cash equivalents at beginning of the year		**1,768**		2,675
Net cash and cash equivalents at end of the year		**1,109**		1,768
Net cash and cash equivalents consist of:				
Cash and cash equivalents		**1,130**		1,813
Bank overdrafts		**(21)**		(45)
		1,109		1,768

(1) See pages 29-30 for an explanation under Basis of preparation.

Notes

1. Basis of preparation

These condensed consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee. These financial statements should be read in conjunction with the company's published consolidated financial statements for the year ended 30 June 2024, which were prepared in accordance with IFRS Accounting Standards adopted by the UK and IFRS Accounting Standards issued by IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB, but the differences have no impact on the group's consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.

In preparing these condensed consolidated financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were in respect of exceptional items, taxation, brands, goodwill, other intangibles, contingent considerations, post-employment benefits, contingent liabilities and legal proceedings.

The comparative figures for the financial year ended 30 June 2023 are not the company's statutory accounts (within the meaning of section 434 of the Companies Act 2006) for that financial year. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The financial information for the year ended 30 June 2024 set out in this document does not constitute the company's statutory accounts for that financial year, but is derived from those accounts. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and will be delivered to the Registrar of Companies in due course. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Going concern

Management prepared 18 month cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, slightly growing operating margin and global TBA market share growth. In light of the ongoing geo-political volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geo-political deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of A&P and investment in maturing stock, as well as a temporary suspension or reduction in its return of capital to shareholders (dividends or share buybacks) in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Foreign currencies

Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc changed from sterling to US dollars which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo also decided to change its presentation currency to US dollars with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

The comparative financial information included in these condensed consolidated financial statements was re-presented in US dollars by following the translation methodology in IAS 21 - The Effects of Changes in Foreign Exchange Rates:
- assets and liabilities were translated into US dollars at the closing exchange rate prevailing at the relevant balance sheet date;
- the consolidated income statement and the consolidated statement of cash flows of non US dollar entities were translated into US dollars at weighted average exchange rates for the relevant year; except for subsidiaries in hyperinflationary economies that were translated at the closing rate at the end of the relevant year and for substantial transactions that were translated at the rate on the date of the transaction (including acquisitions, disposals, impairment charges, dividends received and paid);
- share capital, share premium, capital redemption reserve included in other reserves and own shares in the statement of changes in equity were translated into US dollars at the closing exchange rate at the relevant balance sheet date; exchange differences arising on the retranslation to closing rates were taken to the exchange reserve; and

– the cumulative foreign exchange translation reserve was set to zero on 1 July 2004, the date of transition to IFRS and this reserve was re-presented as if the group reported in US dollars since that date.

As a result of the functional and presentation currency change, the group has rebalanced its net investment hedging portfolio in line with the new currency exposure. Diageo has re-designated its buy US dollar sell sterling cross currency interest swaps in net investment hedge relationships previously used in cash flow hedging the group's foreign currency debt.

Weighted average exchange rates used in the translation of income statements were sterling – $1 = £0.80 (2023 – $1 = £0.83) and euro – $1 = €0.93 (2023 – $1 = €0.96). Exchange rates used to translate assets and liabilities at the balance sheet date were sterling – $1 = £0.79 (30 June 2023 – $1 = £0.79) and euro – $1 = €0.93 (30 June 2023 – $1 = €0.93). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations

The following standard and amendments to the Accounting Standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2023 with no material impact on the group's consolidated results, financial position or disclosures:

– IFRS 17 – Insurance Contracts
– Amendments to IAS 12 Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
– Amendments to IAS 1, 8 – Definition of Accounting Estimates
– Amendments to IAS 1 Disclosure Initiative – Accounting Policies.

The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:

– Amendments to IAS 1 – Classification of Liabilities and Non-current Liabilities with Covenants (effective from the year ending 30 June 2025)
– Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback (effective from the year ending 30 June 2025)
– Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective from the year ending 30 June 2025).

There are a number of other standards, amendments and clarifications to IFRS Accounting Standards effective in future years which are not expected to significantly impact the group's consolidated results or financial position.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, and comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to SC&P.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

Year ended 30 June 2024	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	SC&P $ million	Eliminate inter-segment sales $ million	Total operating segments $ million	Corporate and other $ million	Total $ million
Sales	**8,514**	**8,024**	**6,320**	**2,432**	**2,478**	**3,551**	**(3,551)**	**27,768**	**123**	**27,891**
Net sales										
At budgeted exchange rates[1]	**7,897**	**4,405**	**3,860**	**1,702**	**2,162**	**3,455**	**(3,353)**	**20,128**	**118**	**20,246**
Acquisitions and disposals	2	30	30	—	131	—	—	193	—	193
SC&P allocation	12	65	12	11	2	(102)	—	—	—	—
Retranslation to actual exchange rates	(3)	(59)	(85)	105	(539)	198	(198)	(581)	5	(576)
Hyperinflation	—	363	—	21	22	—	—	406	—	406
Net sales	**7,908**	**4,804**	**3,817**	**1,839**	**1,778**	**3,551**	**(3,551)**	**20,146**	**123**	**20,269**
Operating profit/(loss)										
At budgeted exchange rates[1]	**2,992**	**1,370**	**1,121**	**527**	**448**	**(40)**	—	**6,418**	**(343)**	**6,075**
Acquisitions and disposals	(12)	(14)	7	—	27	—	—	8	—	8
SC&P allocation	(5)	(22)	(7)	(5)	(1)	40	—	—	—	—
Fair value remeasurements	128	27	—	(16)	—	—	—	139	—	139
Retranslation to actual exchange rates	133	26	(58)	(5)	(332)	—	—	(236)	(23)	(259)
Hyperinflation	—	(8)	—	1	(11)	—	—	(18)	—	(18)
Operating profit/(loss) before exceptional items	**3,236**	**1,379**	**1,063**	**502**	**131**	—	—	**6,311**	**(366)**	**5,945**
Exceptional operating items[2]	(197)	(122)	375	—	—	—	—	56	—	56
Operating profit/(loss)	**3,039**	**1,257**	**1,438**	**502**	**131**	—	—	**6,367**	**(366)**	**6,001**
Non-operating items										(70)
Net finance charges										(885)
Share of after tax results of associates and joint ventures										414
Profit before taxation										**5,460**

Year ended 30 June 2023	North America re-presented $ million	Europe re-presented $ million	Asia Pacific re-presented $ million	Latin America and Caribbean re-presented $ million	Africa re-presented $ million	SC&P re-presented $ million	Eliminate inter-segment sales re-presented $ million	Total operating segments re-presented $ million	Corporate and other re-presented $ million	Total re-presented $ million
Sales	8,859	7,245	6,484	2,714	2,864	3,687	(3,687)	28,166	104	28,270
Net sales										
At budgeted exchange rates[1]	8,109	4,526	4,134	2,200	2,186	3,943	(3,854)	21,244	115	21,359
Acquisitions and disposals	27	27	48	3	138	—	—	243	—	243
SC&P allocation	10	52	11	12	4	(89)	—	—	—	—
Retranslation to actual exchange rates	(37)	(537)	(352)	(56)	(289)	(167)	167	(1,271)	(11)	(1,282)
Hyperinflation	—	235	—	—	—	—	—	235	—	235
Net sales	8,109	4,303	3,841	2,159	2,039	3,687	(3,687)	20,451	104	20,555
Operating profit/(loss)										
At budgeted exchange rates[1]	3,132	1,441	1,187	800	466	(42)	—	6,984	(392)	6,592
Acquisitions and disposals	(23)	(19)	7	—	37	—	—	2	(8)	(6)
SC&P allocation	3	(31)	(7)	(4)	(3)	42	—	—	—	—
Fair value remeasurements	122	34	—	1	—	—	—	157	—	157
Retranslation to actual exchange rates	(12)	(144)	(83)	(14)	(211)	—	—	(464)	3	(461)
Hyperinflation	—	31	—	—	—	—	—	31	—	31
Operating profit/(loss) before exceptional items	3,222	1,312	1,104	783	289	—	—	6,710	(397)	6,313
Exceptional operating items[2]	(118)	(12)	(581)	—	(55)	—	—	(766)	—	(766)
Operating profit/(loss)	3,104	1,300	523	783	234	—	—	5,944	(397)	5,547
Non-operating items										364
Net finance charges										(712)
Share of after tax results of associates and joint ventures										443
Profit before taxation										5,642

(1) These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(2) For definition and details of exceptional items, see pages 20-21 and 32-33.
(i)   The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.
(ii) Approximately 38% of annual net sales occurred in the last four months of calendar year 2023.

(b) Category and geographical analysis

	Category analysis					Geographical analysis				
Year ended 30 June 2024	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of world $ million	Total $ million
Sales[1]	**22,406**	**4,107**	**949**	**429**	**27,891**	**8,041**	**3,247**	**2,849**	**13,754**	**27,891**
Year ended 30 June 2023										
Sales[1] (re-presented)	22,855	4,026	1,079	310	28,270	8,366	3,301	2,565	14,038	28,270

(1)   The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See pages 42-43 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented $ million
Exceptional operating items		
Brand, goodwill and other assets impairment income from reversal/(charge) (1)	**224**	(613)
Supply chain agility programme (2)	**(61)**	(121)
Various dispute and litigation matters (3)	**(107)**	—
Distribution termination fee (4)	**—**	(55)
Winding down Russian operations (5)	**—**	23
	56	(766)
Non-operating items		
Sale of businesses and brands		
Windsor business (6)	**(58)**	—
Guinness Cameroun S.A. (7)	**(10)**	343
Guinness Nigeria plc (8)	**(6)**	—
USL Popular brands (9)	**4**	5
Archers brand (10)	**—**	23
USL businesses (11)	**—**	4
Tyku brand (12)	**—**	(5)
Step acquisition - Mr Black (13)	**—**	(10)
Other non-operating exceptional items (14)	**—**	4
	(70)	364
Exceptional items before taxation	**(14)**	(402)
Items included in taxation		
Tax on exceptional operating items	**(25)**	195
Tax on exceptional non-operating items	**1**	(37)
Exceptional taxation	**—**	68
	(24)	226
Total exceptional items	**(38)**	(176)
Attributable to:		
Equity shareholders of the parent company	**(142)**	(3)
Non-controlling interests	**104**	(173)
Total exceptional items	**(38)**	(176)
Exceptional items included in operating profit are charged to:		
Cost of sales	**(57)**	(80)
Other operating expenses	**113**	(686)
	56	(766)

(1) In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of Shui Jing Fang brand impairment of $379 million), partially offset by an impairment charge of $101 million in respect of the Chase brand, and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio.

In the year ended 30 June 2023, an impairment charge of $613 million was recognised in exceptional operating items in respect of the McDowell's brand ($517 million), the SIA brand ($36 million), the Copper Dog brand ($31 million) and the Director's Special brand ($29 million).

 For further information, see note 11.

(2) In the year ended 30 June 2024, an exceptional charge of $61 million was accounted for in respect of the supply chain agility programme (2023 – $121 million). With this five-year spanning programme launched in July 2022, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to $600 million over the five-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the years ended 30 June 2024 and 30 June 2023 was primarily in respect of accelerated depreciation, being additional depreciation of assets in the period directly attributable to the programme, and impairment of property, plant and equipment in respect of North America and India. Restructuring cash expenditure was $26 million in the year ended 30 June 2024 (2023 – $14 million).

(3) In the year ended 30 June 2024, $107 million was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.

(4) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution licence of Gordon's, in respect of which a provision of $55 million was recognised as an operating exceptional charge. In the year ended 30 June 2024, payments of $55 million in respect of the aforementioned termination were paid.

(5) In the year ended 30 June 2023, Diageo released unutilised provisions of $23 million from the $64 million exceptional charge taken in the year ended 30 June 2022, in respect of winding down its operations in Russia.

(6) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement.

(7) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of $475 million resulting in an exceptional gain of $343 million, including cumulative translation gain in the amount of $19 million recycled to the income statement. In the year ended 30 June 2024, $10 million charges directly attributable to the disposal have been accounted for.

(8) On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd., part of the Tolaram group. The sale is considered to be highly probable as at 30 June 2024 and it is expected to be completed in the year ending 30 June 2025. In the year ended 30 June 2024, a charge of $6 million was recognised as a non-operating item, in respect of transaction related and other costs directly attributable to the prospective sale of the business.

(9) On 30 September 2022, Diageo completed the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of $5 million. $4 million of the purchase price, that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was paid to Diageo in the year ended 30 June 2024 and recognised as exceptional gain.

(10) On 26 October 2022, Diageo completed the sale of its Archers brand. The transaction resulted in an exceptional gain of $23 million in the year ended 30 June 2023.

(11) Certain subsidiaries of USL were sold in the year ended 30 June 2023. The sale of these subsidiaries resulted in an exceptional gain of $4 million.

(12) In the year ended 30 June 2023, Diageo sold its Tyku brand. The transaction resulted in an exceptional loss of $5 million.

(13) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group in the year ended 30 June 2023, a loss of $10 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

(14) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of $4 million (2022 – $8 million), mainly driven by the deferred consideration received in respect of the sale of United National Breweries.

4. Finance income and charges

	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented $ million
Interest income	**179**	193
Fair value gain on financial instruments	**100**	124
Total interest income	**279**	317
Interest charge on bonds, commercial paper, bank loans and overdrafts	**(665)**	(563)
Interest charge on finance leases	**(23)**	(19)
Other interest charges	**(396)**	(325)
Fair value loss on financial instruments	**(101)**	(123)
Total interest charges	**(1,185)**	(1,030)
Net interest charges	**(906)**	(713)
Net finance income in respect of post-employment plans in surplus	**57**	71
Monetary gain on hyperinflation in various economies (1)	**49**	13
Interest income in respect of direct and indirect tax	**15**	8
Total other finance income	**121**	92
Net finance charge in respect of post-employment plans in deficit	**(20)**	(18)
Monetary loss on hyperinflation in various economies (1)	**(8)**	(3)
Interest charge in respect of direct and indirect tax	**(27)**	(29)
Unwinding of discounts	**(23)**	(15)
Change in financial liability - Zacapa (Level 3)	**—**	(10)
Other finance charges	**(22)**	(16)
Total other finance charges	**(100)**	(91)
Net other finance income	**21**	1

(1) Hyperinflationary adjustments

The group applied hyperinflationary accounting for its operations in Türkiye, Argentina, Ghana and Venezuela.

The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.

The group's consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income.

The movement in the publicly available official price index for the year ended 30 June 2024 was 72% (2023 – 38%) in Türkiye, 270% (2023 – 116%) in Argentina and 23% in Ghana. The inflation rate used by the group in the case of Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the year ended 30 June 2024 was 77% (2023 – 382%) in Venezuela.

Recent developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the year ended 30 June 2024 show the results of the Venezuelan operation consolidated at the official closing exchange rate.

5. Taxation

For the year ended 30 June 2024, the tax charge of $1,294 million (2023 – $1,163 million) comprises a UK tax charge of $182 million (2023 – $276 million) and a foreign tax charge of $1,112 million (2023 – $887 million).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2024, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $304 million (30 June 2023 – $292 million) and tax liability of $136 million (30 June 2023 – $170 million) include $209 million (30 June 2023 – $218 million) of provisions for tax uncertainties.

In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30 June 2025 onwards. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. While we expect additional tax liabilities to be incurred in some jurisdictions in which the group operates, the estimated impact on the group's effective tax rate is immaterial based on the data for the year ended 30 June 2023.

Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.

The tax rate before exceptional items for the year ended 30 June 2024 was 23.2% compared with 23.0% for the year ended 30 June 2023.

6. Inventories

	30 June 2024 $ million	30 June 2023 re-presented $ million
Raw materials and consumables	639	684
Work in progress	118	166
Maturing inventories	7,832	7,300
Finished goods and goods for resale	1,131	1,503
	9,720	9,653

7. Net borrowings

	30 June 2024 $ million	30 June 2023 re-presented $ million
Borrowings due within one year and bank overdrafts	(2,885)	(2,142)
Borrowings due after one year	(18,616)	(18,649)
Fair value of foreign currency forwards and swaps	334	436
Fair value of interest rate hedging instruments	(376)	(476)
Lease liabilities	(604)	(564)
	(22,147)	(21,395)
Cash and cash equivalents	1,130	1,813
	(21,017)	(19,582)

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented $ million
Net decrease in cash and cash equivalents before exchange	(596)	(831)
Net increase in bonds and other borrowings[1]	(453)	(958)
Net increase in net borrowings from cash flows	(1,049)	(1,789)
Exchange differences on net borrowings	(199)	(646)
Other non-cash items[2]	(187)	(40)
Net borrowings at beginning of the year	(19,582)	(17,107)
Net borrowings at end of the year	(21,017)	(19,582)

(1)   In the year ended 30 June 2024, net increase in bonds and other borrowings excludes $1 million cash outflow in respect of derivatives designated in forward point hedges (2023 – $2 million).

(2)   In the year ended 30 June 2024, other non-cash items were principally in respect of fair value gains of cross currency interest rate hedging instruments offsetting leases entered into during the year and fair value losses on borrowings. In the year ended 30 June 2023, other non-cash items were principally in respect of additional leases entered into during the year partially offset by fair value movements of interest rate hedging instruments.

In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of $800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount fee) floating rate notes due 2026 and repaid bonds of $500 million and €600 million ($632 million) and €500 million ($535 million). In the year ended 30 June 2023, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee) consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due 2033 and €500 million 3.5% fixed rate notes due 2025 ($548 million - net discount and fee), and repaid bonds of $300 million and $1,350 million.

All bonds and commercial paper issued by Diageo plc's wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2024, an amount of $198 million (30 June 2023 – $274 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2024, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is not sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2026, the fair value of the liability would not change.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to $273 million, which are expected to be paid over the next six years. Contingent considerations linked to certain volume targets at 30 June 2024 were $153 million (2023 – $279 million), mainly in respect of the acquisition of Aviation American Gin and 21Seeds. Contingent considerations linked to certain financial performance targets at 30 June 2024 were $92 million (2023 – $112 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or 20% decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately $25 million and $70 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2024.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2024 $ million	30 June 2023 re-presented $ million
Derivative assets	497	748
Derivative liabilities	(486)	(556)
Valuation techniques based on observable market input (Level 2)	**11**	192
Financial assets - other	333	249
Financial liabilities - other	(443)	(665)
Valuation techniques based on unobservable market input (Level 3)	**(110)**	(416)

In the year ended 30 June 2024 and 30 June 2023, the increase in financial assets - other of $84 million (2023 – the increase in financial asset - other of $24 million) is principally in respect of acquisitions. The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.

The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability Year ended 30 June 2024 $ million	Contingent consideration recognised on acquisition of businesses Year ended 30 June 2024 $ million	Zacapa financial liability Year ended 30 June 2023 re-presented $ million	Contingent consideration recognised on acquisition of businesses Year ended 30 June 2023 re-presented $ million
At the beginning of the year	(274)	(391)	(261)	(449)
Net gains/(losses) included in the income statement	—	145	(10)	145
Net losses included in exchange in other comprehensive income	—	—	—	(4)
Net gains/(losses) included in retained earnings	73	—	(19)	—
Acquisitions	—	—	—	(92)
Settlement of liabilities	3	1	16	9
At the end of the year	(198)	(245)	(274)	(391)

The carrying amount of the group's financial assets and liabilities is generally the same as their fair value apart from borrowings. At 30 June 2024, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was $20,663 million and the carrying value was $21,501 million (30 June 2023 – $19,707 million and $20,791 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented $ million
Amounts recognised as distributions to equity shareholders in the year		
Final dividend for the year ended 30 June 2023 of 59.98 cents per share (2022 – 52.71 cents)[1]	1,349	1,200
Interim dividend for the year ended 30 June 2024 of 40.50 cents per share (2023 – 38.57 cents)[2]	894	871
	2,243	2,071

(1) Re-presented at exchange rate prevailing at AGM's date (2023 – 49.17 pence per share; 2022 – 46.82 pence).
(2) Re-presented at exchange date at the date of payment (2023 – 30.83 pence per share; 2022 – 29.36 pence). Interim dividend for the year ended 30 June 2024 was declared in USD.

A final dividend of 62.98 cents per share was recommended by a duly authorised committee of the Board of Directors on 29 July 2024 for approval by shareholders at the Annual General Meeting scheduled to be held on 26 September 2024 bringing the recommended full year dividend to 103.48 cents per share for the year ended 30 June 2024. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Other reserves deficit of $91 million at 30 June 2024 (2023 – $665 million surplus) include a capital redemption reserve of $4,082 million (2023 – $4,071 million), a hedging reserve surplus of $139 million (2023 – $293 million surplus) and an exchange reserve deficit of $4,312 million (2023 – $3,699 million deficit). Out of the total hedging reserve, $78 million represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

11. Intangible assets

In the year ended 30 June 2024, a reversal of an impairment charge of $379 million was recognised in exceptional operating items in respect of the Shui Jing Fang brand. The reversal increased the deferred tax liability by $95 million resulting in a net exceptional gain of $284 million of which $104 million was attributable to the non-controlling interest. The reversal is driven by a decrease in the pre-tax discount rate and an increase in the forecast cash flow assumptions for the brand primarily due to the continuation and acceleration of premiumisation driving sales growth in the baijiu category in China, the principal market of the brand. The net book value of the brand is $689 million that is recoverable based on its value in use.

In the year ended 30 June 2024, an impairment charge of $101 million in respect of the Chase brand, the related goodwill and tangible fixed assets was charged to operating exceptional items. The charge is mainly driven by the flavoured gin category slowdown in Great Britain. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The impairment reduced the tax liability by $19 million resulting in a net exceptional loss of $82 million.

In the year ended 30 June 2024, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecast cash flow assumptions due to the reprioritisation of the portfolio and the more challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by $13 million. The recoverable amount is $49 million in respect of these US brands.

In the year ended 30 June 2023, an impairment charge of $517 million in respect of the McDowell's brand and $29 million in respect of the Director's Special brand were recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by $137 million.

In the year ended 30 June 2023, an additional impairment charge of $67 million was recognised in exceptional operating items in respect of some brands where book value was not recoverable. The brand impairment reduced the deferred tax liability by $17 million.

12. Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the year ended 30 June 2024 were as follows:

	Windsor business $ million	Other $ million	Total $ million
Sale consideration			
Cash received	112	4	116
Cash disposed of	(20)	—	(20)
Transaction and other directly attributable costs paid	(4)	(5)	(9)
Net cash received	88	(1)	87
Deferred consideration receivable	32	—	32
Transaction and other directly attributable costs payable	(13)	(11)	(24)
	107	(12)	95
Net assets disposed of			
Brands	(167)	—	(167)
Other non-current assets	(3)	—	(3)
Inventories	(11)	—	(11)
Other working capital	3	—	3
Corporate tax	2	—	2
Deferred tax	37	—	37
	(139)	—	(139)
Exchange recycled from other comprehensive income	(26)	—	(26)
Loss on disposal before taxation	(58)	(12)	(70)
Taxation	1	—	1
Loss on disposal after taxation	(57)	(12)	(69)

On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $26 million recycled to the income statement.

13. Assets and liabilities held for sale

	30 June 2024 $ million
Property, plant and equipment	52
Inventories	20
Trade and other receivables	10
Deferred tax asset	18
Cash	30
Assets held for sale	130
Trade and other payables	(44)
Corporate tax	(1)
Provisions	(3)
Liabilities held for sale	(48)
Total	82

On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd., part of the Tolaram group. The transaction is subject to among other things obtaining the requisite regulatory approvals in Nigeria. On completion, Guinness Nigeria plc will enter into long-term licence and royalty agreements for the continued production of the Guinness brand and its locally manufactured Diageo ready-to-drink and mainstream spirits brands. The sale is considered to be highly probable as at 30 June 2024 and it is expected to be completed in the year ending 30 June 2025. Consequently, the impacted assets and liabilities were classified as held for sale on 30 June 2024 and measured at cost as the

lower of cost and fair value less cost of disposal. At 30 June 2024, cumulative translation losses recognised in exchange reserves were $176 million, which will be recycled to the income statement at the completion of the transaction.

14. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2024, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2024, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was scheduled to be heard in April 2024, but the court has vacated the hearing date. In light of the uncertainty posed by the ongoing bankruptcy appeals, the trial of Diageo's claim, which was scheduled to take place in March 2025, is expected to be deferred further based on the anticipated relisting of the bankruptcy appeals.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo's appeal on 26 July 2023. Accordingly, SEBI's order dated 26 June 2019 stands quashed at present. Under applicable law, SEBI has filed an appeal against SAT's order before the Supreme Court of India, which is scheduled to be heard in October 2024. However, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.

(e) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million ($6 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million ($6 million) remains recoverable from IDBI.

(f) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $853 million for Brazil and up to approximately $118 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2024 is $159 million (corporate tax payments of $146 million and indirect tax payments of $13 million).

(g) UK pension fund

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments for contracted out defined benefit schemes were invalid if they were not accompanied by the correct actuarial confirmation. Following a hearing in late June 2024, the UK Court of Appeal issued judgment on 25 July 2024 upholding this ruling. The group and its UK pension scheme trustee are reviewing this development and considering any implications for the UK pension fund.

(h) Other

The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

15. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and post-employment benefit plans.

There were no transactions with these related parties during the year ended 30 June 2024 on terms other than those that prevail in arm's length transactions.

16. Post balance sheet events

On 24 July 2024, Diageo announced its agreement with LVMH to exit from their joint operation Moët Hennessy Diageo France, and the termination of the existing distribution agreements in place for France for all remaining Diageo brands, effective from 1 January 2025. In respect of the termination, the parties have agreed Diageo to pay a settlement amount, that will be accounted for in the year ending 30 June 2025.

Additional information

Explanatory notes

Comparisons are to the year ended 30 June 2023 (2023) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume, sales, net sales, marketing investment, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Year ended 30 June 2023 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates

Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals

For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the year ended 30 June 2024 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)							
Year ended 30 June 2023 reported	52.4	51.3	80.8	26.2	32.7	—	243.4
Reclassification	—	0.5	(0.5)	—	—	—	—
Disposals[1]	—	(0.1)	(6.2)	—	(1.3)	—	(7.6)
Year ended 30 June 2023 adjusted	52.4	51.7	74.1	26.2	31.4	—	235.8
Organic movement	**(2.3)**	**(0.6)**	**0.6**	**(4.1)**	**(1.9)**	**—**	**(8.3)**
Acquisitions and disposals[1]	**—**	**0.2**	**0.2**	**—**	**2.6**	**—**	**3.0**
Year ended 30 June 2024 reported	**50.1**	**51.3**	**74.9**	**22.1**	**32.1**	**—**	**230.5**
Organic movement %	**(4)**	**(1)**	**1**	**(16)**	**(6)**	**—**	**(4)**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales							
Year ended 30 June 2023 reported (re-presented)	8,859	7,245	6,484	2,714	2,864	104	28,270
Exchange	6	132	59	11	28	1	237
Reclassification	—	62	(62)	—	—	—	—
Disposals[1]	—	(7)	(377)	—	(196)	—	(580)
Hyperinflation	—	(185)	—	—	—	—	(185)
Year ended 30 June 2023 adjusted	8,865	7,247	6,104	2,725	2,696	105	27,742
Organic movement	**(351)**	**415**	**320**	**(487)**	**258**	**13**	**168**
Acquisitions and disposals[1]	**3**	**30**	**35**	**—**	**131**	**—**	**199**
Exchange	**(3)**	**(294)**	**(139)**	**172**	**(632)**	**5**	**(891)**
Hyperinflation	**—**	**626**	**—**	**22**	**25**	**—**	**673**
Year ended 30 June 2024 reported	**8,514**	**8,024**	**6,320**	**2,432**	**2,478**	**123**	**27,891**
Organic movement %	**(4)**	**6**	**5**	**(18)**	**10**	**12**	**1**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales							
Year ended 30 June 2023 reported (re-presented)	8,109	4,303	3,841	2,159	2,039	104	20,555
Exchange	6	56	55	13	21	1	152
Reclassification	—	62	(62)	—	—	—	—
Disposals[1]	—	(4)	(126)	—	(131)	—	(261)
Hyperinflation	—	(71)	—	—	—	—	(71)
Year ended 30 June 2023 adjusted	8,115	4,346	3,708	2,172	1,929	105	20,375
Organic movement	**(206)**	**124**	**164**	**(459)**	**235**	**13**	**(129)**
Acquisitions and disposals[1]	**2**	**30**	**30**	**—**	**131**	**—**	**193**
Exchange	**(3)**	**(59)**	**(85)**	**105**	**(539)**	**5**	**(576)**
Hyperinflation	**—**	**363**	**—**	**21**	**22**	**—**	**406**
Year ended 30 June 2024 reported	**7,908**	**4,804**	**3,817**	**1,839**	**1,778**	**123**	**20,269**
Organic movement %	**(3)**	**3**	**4**	**(21)**	**12**	**12**	**(1)**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing							
Year ended 30 June 2023 reported (re-presented)	1,631	765	655	355	235	22	3,663
Exchange	(1)	8	4	—	(3)	2	10
Reclassification	—	1	(1)	—	(12)	—	(12)
Disposals(1)	—	—	(13)	—	(5)	—	(18)
Hyperinflation	—	(7)	—	—	—	—	(7)
Year ended 30 June 2023 adjusted	1,630	767	645	355	215	24	3,636
Organic movement	**(10)**	**34**	**16**	**(70)**	**35**	**2**	**7**
Acquisitions and disposals(1)	**5**	**22**	**5**	**—**	**4**	**—**	**36**
Exchange	**2**	**10**	**(15)**	**21**	**(50)**	**3**	**(29)**
Hyperinflation	**—**	**40**	**—**	**—**	**1**	**—**	**41**
Year ended 30 June 2024 reported	**1,627**	**873**	**651**	**306**	**205**	**29**	**3,691**
Organic movement %	**(1)**	**4**	**2**	**(20)**	**16**	**8**	**—**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items							
Year ended 30 June 2023 reported (re-presented)	3,222	1,312	1,104	783	289	(397)	6,313
Exchange(2)	27	(2)	29	42	110	45	251
Reclassification	—	47	(47)	—	—	—	—
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(122)	(30)	—	(1)	—	—	(153)
Acquisitions and disposals(1)	2	17	(32)	—	(38)	—	(51)
Hyperinflation	—	19	—	—	—	—	19
Year ended 30 June 2023 adjusted	3,129	1,363	1,054	824	361	(352)	6,379
Organic movement	**(142)**	**(15)**	**60**	**(302)**	**86**	**9**	**(304)**
Acquisitions and disposals(1)	**(12)**	**(14)**	**7**	**—**	**27**	**—**	**8**
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	**128**	**27**	**—**	**—**	**—**	**—**	**155**
Fair value remeasurement of biological assets	**—**	**—**	**—**	**(16)**	**—**	**—**	**(16)**
Exchange(2)	**133**	**26**	**(58)**	**(5)**	**(332)**	**(23)**	**(259)**
Hyperinflation	**—**	**(8)**	**—**	**1**	**(11)**	**—**	**(18)**
Year ended 30 June 2024 reported	**3,236**	**1,379**	**1,063**	**502**	**131**	**(366)**	**5,945**
Organic movement %	**(5)**	**(1)**	**6**	**(37)**	**24**	**3**	**(5)**
Organic operating margin % (3)							
Year ended 30 June 2024	**37.8**	**30.2**	**28.8**	**30.5**	**20.7**	**n/a**	**30.0**
Year ended 30 June 2023	38.6	31.4	28.4	37.9	18.7	n/a	31.3
Organic operating margin movement (bps)	**(79)**	**(121)**	**35**	**(746)**	**194**	**n/a**	**(130)**

(1) Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2024, are detailed on page 46.
(2) The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the Nigerian naira, the Turkish lira and the Kenyan shilling, partially offset by the favourable impact of the Mexican peso and sterling against the US dollar.
(3) Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

(i) For the reconciliation of sales to net sales, see page 20.
(ii) Percentages and margin movements are calculated on rounded figures.

In the year ended 30 June 2024, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (1) on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2023 (re-presented)					
Acquisitions					
Balcones Distilling	—	—	—	—	2
Don Papa Rum	—	—	—	—	20
	—	—	—	—	22
Disposals					
USL Popular brands	(5.9)	(277)	(43)	—	(6)
Archers brand	(0.1)	(7)	(4)	—	(3)
Windsor	(0.3)	(100)	(83)	(13)	(26)
Guinness Cameroun S.A.	(1.3)	(196)	(131)	(5)	(38)
	(7.6)	(580)	(261)	(18)	(73)
Acquisitions and disposals	**(7.6)**	**(580)**	**(261)**	**(18)**	**(51)**
Year ended 30 June 2024					
Acquisitions					
Mr Black	—	3	2	1	(4)
Balcones Distilling	—	—	—	4	(8)
Gordon's	1.2	105	105	4	8
Don Papa Rum	0.2	30	30	22	(14)
	1.4	**138**	**137**	**31**	**(18)**
Disposals					
Windsor	0.2	35	30	5	7
Guinness Cameroun S.A.	1.4	26	26	—	19
	1.6	**61**	**56**	**5**	**26**
Acquisitions and disposals	**3.0**	**199**	**193**	**36**	**8**

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Profit attributable to equity shareholders of the parent company	3,870	4,445
Exceptional operating and non-operating items	14	402
Exceptional tax items and tax in respect of exceptional operating and non-operating items	24	(226)
Exceptional items attributable to non-controlling interests	104	(173)
Profit attributable to equity shareholders of the parent company before exceptional items	**4,012**	4,448
Weighted average number of shares	**million**	million
Shares in issue excluding own shares	2,234	2,264
Dilutive potential ordinary shares	5	7
Diluted shares in issue excluding own shares	**2,239**	2,271
	cents	re-presented cents
Basic earnings per share before exceptional items	**179.6**	196.5
Diluted earnings per share before exceptional items	**179.2**	195.9

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The Directors and management have redefined free cash flow to exclude the adjustment for cash paid or received in respect of loans and other investments. The group's management believes the redefined free cash flow definition is a more appropriate measure of the ongoing cash generation of the group. The presentation of free cash flow for the year ended 30 June 2023 has been aligned to free cash flow for the year ended 30 June 2024.

Free cash flow reconciliations for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Net cash inflow from operating activities	4,105	3,636
Disposal of property, plant and equipment and computer software	14	16
Purchase of property, plant and equipment and computer software	(1,510)	(1,417)
Free cash flow	**2,609**	2,235

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2024 and 30 June 2023 were as follows:

	2024 $ million	2023 re-presented $ million
Profit for the year	4,166	4,479
Taxation	1,294	1,163
Share of after tax results of associates and joint ventures	(414)	(443)
Net finance charges	885	712
Non-operating items	70	(364)
Operating profit	6,001	5,547
Exceptional operating items	(56)	766
Fair value remeasurements	(141)	(153)
Depreciation, amortisation and impairment[1]	678	597
Hyperinflation adjustment	6	(33)
Retranslation to budgeted exchange rates	248	512
	6,736	7,236
Cash generated from operations	6,065	5,744
Net exceptional cash paid[2]	185	30
Post-employment payments less amounts included in operating profit[1]	18	31
Net movement in maturing inventories[3]	577	693
Provision movement	29	81
Dividends received	(269)	(271)
Other items[1]	(88)	17
Hyperinflation adjustment	(23)	(34)
Retranslation to budgeted exchange rates	216	461
	6,710	6,752
Operating cash conversion	**99.6 %**	93.3 %

(1) Excluding exceptional items.
(2) Exceptional cash payments in operating cash flow for various litigation matters were $102 million (2023 – $nil), for distribution termination fee was $55 million (2023 – $nil), for the supply chain agility programme was $26 million (2023 – $14 million) and for winding down our Russian operations was $2 million (2023 – $16 million).
(3) Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital

Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post-employment benefit assets/ liabilities (net of deferred tax) and average net borrowings.

The Directors and management have redefined the return on average invested capital to exclude the previous adjustment in respect of average integration and restructuring costs (net of tax) and goodwill at 1 July 2004 from average invested capital. The presentation of return on average invested capital for the year ended 30 June 2023 has been aligned with the year ended 30 June 2024.

Calculations for the return on average invested capital for the year ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Operating profit	6,001	5,547
Exceptional operating items	(56)	766
Profit before exceptional operating items attributable to non-controlling interests	(192)	(207)
Share of after tax results of associates and joint ventures	414	443
Tax at the tax rate before exceptional items of 23.2% (2023 – 23.0%)	(1,475)	(1,554)
	4,692	4,995
Average net assets (excluding net post-employment benefit assets/liabilities)	11,270	10,914
Average non-controlling interests	(1,941)	(2,001)
Average net borrowings	20,361	18,297
Average invested capital	29,690	27,210
Return on average invested capital	**15.8%**	18.4%

Adjusted net borrowings to adjusted EBITDA

Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Borrowings due within one year	2,885	2,142
Borrowings due after one year	18,616	18,649
Fair value of foreign currency derivatives and interest rate hedging instruments	42	40
Lease liabilities	604	564
Less: Cash and cash equivalents	(1,130)	(1,813)
Net borrowings	**21,017**	19,582
Post-employment benefit liabilities before tax	429	471
Adjusted net borrowings	**21,446**	20,053
Profit for the year	4,166	4,479
Taxation	1,294	1,163
Net finance charges	885	712
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	678	597
Exceptional accelerated depreciation and impairment	(185)	700
EBITDA	**6,838**	7,651
Exceptional operating items (excluding accelerated depreciation and impairment)	129	66
Non-operating items	70	(364)
Adjusted EBITDA	**7,037**	7,353
Adjusted net borrowings to adjusted EBITDA	**3.0**	2.7

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Taxation on profit (a)	1,294	1,163
Tax in respect of exceptional items	(24)	158
Exceptional tax credit	—	68
Tax before exceptional items (b)	1,270	1,389
Profit before taxation (c)	5,460	5,642
Non-operating items	70	(364)
Exceptional operating items	(56)	766
Profit before taxation and exceptional items (d)	5,474	6,044
Tax rate after exceptional items (a/c)	23.7%	20.6%
Tax rate before exceptional items (b/d)	**23.2%**	23.0%

Other definitions

Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/ markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Türkiye, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness. The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as "'will", "anticipates", "should", "could", "would", "targets", "aims", "may", "expects", "intends" or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 25 outlook, Diageo's medium-term guidance, Diageo's supply chain agility programme, future productivity savings, future inventory levels, future investments, future TBA market share ambitions and any other statements relating to Diageo's performance for the year ending 30 June 2025 or thereafter.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including elevated geopolitical instability as a result of the conflict in the Middle East and macro-economic events that may affect Diageo's customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no-alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (x) Diageo's ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiii) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo's ability to successfully execute its strategic business transformation projects; (xvi) Diageo's ability to derive the expected benefits from its business strategies, including Diageo's investments in e-commerce and its luxury portfolio; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo's products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix) movements in the value of the assets and liabilities related to Diageo's pension plans; (xx) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2023 and in our Annual Report on Form 20-F for the year ended 30 June 2023.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.

Statement of directors' responsibilities

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report and consolidated financial statements for the year ended 30 June 2024, which will be published on 1 August 2024 (and which can be found thereafter at www.diageo.com).

The Directors consider that the Annual Report and consolidated financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's and parent company's position and performance, business model and strategy.

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

– the consolidated financial statements contained in the Annual Report for the year ended 30 June 2024, which have been prepared in accordance with the requirements of (i) the Companies Act 2006, (ii) the UK-adopted international accounting standards, (iii) IFRSs adopted by the IASB and (iv) the IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit and loss of the group; and

– the Strategic Report contained in the annual report and accounts for the year ended 30 June 2024 includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that they face.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Debra Crew (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chair of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni and Ireena Vittal.

Webcast and presentation slides

At 07:15 (UK time) on Tuesday 30 July 2024, Debra Crew, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo's preliminary results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call

Debra Crew and Lavanya Chandrashekar will be hosting a Q&A conference call on Tuesday 30 July 2024 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0800 358 1035
From the USA:	+1 646 664 1960
From the USA (free call):	+1 855 979 6654

The conference call is for analysts and investors only. To join the call please use the conference ID code already sent to you or email investor.relations@diageo.com.

Transcript

Following the Q&A conference call, a transcript will be available from the link below:

https://www.diageo.com/en/investors/results-reports-and-events/results

Investor enquiries to:	Durga Doraisamy	+44 (0)7902 126906
	Andy Ryan	+44 (0)7803 854842
	Brian Shipman	+1 917 710 3007
		investor.relations@diageo.com
Media enquiries to:	Brendan O'Grady	+44 (0)7812 183750
	Becky Perry	+44 (0) 7590 809 101
	Clare Cavana	+44 (0)7751 742072
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		press@diageo.com

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